

HOPEWELL
Holdings Limited
2007-2008 Interim Report

合和實業有限公司
二零零七至二零零八年中期報告



Highlights

- Profit attributable to equity holders of the Company rose 293% to HK$5,252 million or HK$5.84 per share.
- Interim dividend of HK55 cents per share and special interim dividend of HK55 cents per share.
- Disposal of the Group's property development project in Macau was completed, and a disposal gain of HK$3,948 million was recognised in the period under review.
- Positive growth from Property Investment and Hospitality.
- Net cash on hand amounted to HK$11,605 million (the Group's net cash (exclusive of HHI): HK$5,353 million; HHI (but excluding jointly controlled entities): HK$6,252 million) as at 31st December, 2007.

CONTENTS

GROUP RESULTS

The Board of Directors of Hopewell Holdings Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 31st December, 2007.

Overview

The six months ended 31st December, 2007 was an exceptionally good period for the Group, the profit attributable to equity holders of the Company increased tremendously from HK$1,336 million to HK$5,252 million. Such performance arose mainly from the disposal of the Group's property development project in Macau and the disposal of the Group's interest in Guangzhou East-South-West Ring Road joint venture company ("Ring Road JV"). Since both items are regarded as "Exceptional items" and because the Group ceased to share their revenue after their respective disposals, the Group's Turnover and Earnings before Interest and Tax ("EBIT") were therefore reduced.

For the six months ended 31st December, 2007, the Group's turnover by activities and their respective EBIT are reported as follows:

	Turnover (Note 1)		***Earnings before interest & tax*** (Note 2)	
In HK$ million	*2006*	***2007***	*2006*	***2007***
Property investment(Note 3)	189	**229**	104	**109**
Fair value gain on property completed during the period	—	—	—	**371**
Property development	193	**6**	655	**(7)**
Infrastructure project investment	3	**1**	627	**462**
Hospitality(Note 4)	190	**209**	38	**45**
Others	—	—	73	**79**
	575	**445**	1,497	**1,059**
Share of turnover of jointly controlled entities				
Property development	1,064	—		
Infrastructure project investment	1,004	**924**		
	2,643	**1,369**		

	Results	
In HK$ million	*2006*	***2007***
Earnings before interest & tax(Note 2)	1,497	**1,059**
Exceptional items	8	**4,763**
Fair value gain on other investment properties	96	**130**
Finance costs	(44)	**(45)**
Taxation	(23)	**(273)**
Profit for the period	1,534	**5,634**
Attributable to:		
Equity holders of the Company	1,336	**5,252**
Minority interests	198	**382**
	1,534	**5,634**

Notes:

(1) *Turnover represented the sum of the Group's turnover of HK$445 million (2006: HK$575 million) plus the Group's attributable share of turnover of jointly controlled entities engaging in property development business of HK$ nil (2006: HK$1,064 million) and infrastructure project investment of HK$924 million (2006: HK$1,004 million).*

(2) *Earnings before interest & tax included share of profits of jointly controlled entities and associates of HK$493 million (2006: HK$1,269 million).*

(3) *Property investment includes property letting, agency and management.*

(4) *Hospitality includes hotel ownership and management, restaurant operations and food catering.*

Turnover

Turnover for the six months ended 31st December, 2007, including the Group's proportionate share of turnover of jointly controlled entities engaging in property development and toll expressway businesses was HK$1,369 million, a 48% decrease as compared with HK$2,643 million of the last corresponding period. The decrease was due to, as mentioned above, the disposal of the Group's interests in two jointly controlled entities, namely, the property development joint venture company in Macau and the Ring Road JV. Turnover attributable to the two disposed projects for the six months ended 31st December, 2007 were nil and HK$46 million respectively and were HK$1,064 million and HK$92 million for the last corresponding period respectively. At the same time, the sale of Phase 1A of the Group's Huadu development properties which was substantially completed in the year ended 30th June, 2007 remained small in the period under review as a new phase of development is yet to be launched. On the other hand, the Group's property investment and hospitality have recorded turnover of HK$229 million and HK$209 million (growth of 21% and 10% over last corresponding period) respectively.

Earnings before Interest and Tax

The Group's EBIT decreased by 29% to HK$1,059 million from HK$1,497 million of the last corresponding period. The decrease was mainly attributable to the disposal of the Group's property development project in Macau (contribution to EBIT of the Group for the six months ended 31st December, 2006 was HK$630 million) and the reduction in contribution from infrastructure project investment business. The performance of infrastructure business was affected by the disposal of 45% interest in Ring Road JV in September 2007, the temporary closure of the South bound lanes of Xintang to Dongguan section of Guangzhou-Shenzhen Superhighway ("GS Superhighway") for maintenance and improvement works since 18th October, 2007 until 10th January, 2008, and benefited from the gain on Renminbi appreciation. On top of the above, the PRC authority promulgated the Law on Enterprise Income Tax by Order No. 63 of the President of the PRC ("New PRC Corporate Income Tax"), which will change the tax rate gradually from 18% to 25% for the Group's PRC jointly controlled entities effective 1st January, 2008 over the coming 5 years. Deferred tax balances of the jointly controlled entities have been adjusted to increase the deferred tax expenses. Positive growth was recorded from other business segments, including property investment and hospitality.

Exceptional Items

Gain from exceptional items of HK$4,763 million was recorded for the period under review. The amount is the aggregate of (i) gain on disposal of the Group's property development project in Macau of HK$3,948 million; (ii) gain on disposal of the Group's interest in Ring Road JV of HK$793 million; and (iii) gain on disposal of available-for-sale investments of HK$22 million. Exceptional items for last corresponding period of HK$8 million represented gain on deemed disposal of interests in Hopewell Highway Infrastructure Limited ("HHI") upon exercise of HHI warrants by the warrants holders during that period.

Profit Attributable to Equity Holders

The Group's profit attributable to equity holders was HK$5,252 million, representing an increase of 293% over HK$1,336 million of the last corresponding period. Excluding the effects of the fair value gain on investment properties completed in prior years, the Group's net profit attributable to equity holders would be HK$5,145 million, a 309% increase over HK$1,257 million of the last corresponding period.

INTERIM DIVIDEND AND SPECIAL INTERIM DIVIDEND

The Board of Directors has declared an interim dividend of HK55 cents per ordinary share in respect of the financial year ending 30th June, 2008 (30th June, 2007: HK38 cents). The Board of Directors has also decided to declare a special interim dividend of HK55 cents per ordinary share (30th June, 2007: Nil). The interim and special interim dividends will be paid on or about 26th March, 2008 to those shareholders as registered at the close of business on 20th March, 2008.

CLOSURE OF REGISTER

The Register of Members of the Company will be closed from Monday, 17th March, 2008 to Thursday, 20th March, 2008, both days inclusive, during which period no transfer of shares of the Company will be effected. In order to qualify for the interim dividend and special interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 14th March, 2008.

BUSINESS REVIEW

Property Investment

Turnover of the property rental business for the period under review rose from HK$189 million of the last corresponding period to HK$229 million, representing a 21% increase. EBIT increased 5% to HK$109 million.

During the period, the Hongkong International Trade & Exhibition Centre ("HITEC") has completed its first phase of major renovation and refurbishment and both EMax and the Star Hall have started operation.

The Group's property investment portfolio is further strengthened by the completion of QRE Plaza, for which occupation permit has recently been obtained. To further promote and enhance the value of Hopewell Centre, QRE Plaza and the neighbouring building, the Group has initiated "The East" program by linking them up to create a new hub under the one-stop lifestyle enjoyment concept. A footbridge linking Hopewell Centre, QRE Plaza and Wu Chung House is now open for public use. "The East" brand will focus the public on the convenient location of the buildings, namely, Queen's Road East in the heart of Wanchai with proximity to the MTR station and their unique oriental attraction under a multi-cultural environment.

To strengthen the branding of the Group's property business, Hopewell Real Estate Agency Limited has been rebranded and offers a full range of high-quality property sales, leasing and property management services in Hong Kong and the Pearl River Delta region. It currently manages assets in Hong Kong with total gross floor area of about 3 million square feet by a professional team of approximately 270 employees.

Hopewell Centre, Wanchai

Hopewell Centre, the flagship of the Group's rental properties, has maintained an average occupancy rate of about 95% during the period under review with improved rental rates for both renewals and new lettings. Its overall rental rate increased 38% as compared with the last

corresponding period. The office tenant mix has included an increasing number of multi-national companies and new retail tenants have been recruited to promote "The East" concept. Continuous improvement and upgrading works are scheduled to be carried out in the Hopewell Centre to consolidate its long-term competitive position.

QRE Plaza, Wanchai

QRE Plaza, a 25-storey stylish commercial building, has recently obtained the Occupation Permit during the period under review. Although "The East" brand has just been launched, the market has responded well to our leasing campaign and various trendy food and beverage companies together with other lifestyle and servicing trades have already chosen QRE Plaza for their outlets. The Group will continue its efforts to achieve a good tenant mix to strengthen "The East" concept. The total investment cost in QRE Plaza is approximately HK$140 million.

Hongkong International Trade and Exhibition Centre, Kowloon Bay

HITEC has completed its first phase of major renovation and refurbishment. More than 900,000 square feet of HITEC has been converted from Trademart to EMax, a new shopping and entertainment centre, during the period under review. A new multi-purpose hall known as "Star Hall" has also been completed in November 2007. The venue offers 30,000 square feet of column-free space capable of accommodating of 3,600 persons for hosting concerts, exhibitions, movie premieres, conferences, banquets, sports, academic and other activities. It has received overwhelming market response. The Group is now fine tuning its plan for the second phase of the renovation and refurbishment of HITEC.

With the growing demand for retail and/or office space in Eastern Kowloon and the addition of new entertainment-driven tenants to HITEC, as at 31st December, 2007, the average occupancy rate for the whole building (including retail and office) was approximately 87%. The average occupancy rate for the office portion was 91% and for EMax was 82%. The convention and exhibition business also enjoyed an increase of 21.5% in revenue as compared with the last corresponding period.

Panda Place, shopping mall of Panda Hotel, Tsuen Wan

Panda Place is a 221,000 square feet shopping centre on the second, ground and three basement floors of Panda Hotel with ample car park provision. It is situated within walking distance from MTR stations and surrounded by a wide array of commercial, industrial and residential developments which generate a substantial amount of pedestrian traffic. It has been well-perceived as a modern and stylish shopping mall. A wide variety of tenants were attracted to offering food and beverage, fashion and accessories, home design, lifestyle and entertainment to the affluent local families, hotel guests and visitors from other districts. During the period under review, the average occupancy rate was over 80% and on a growing trend.

Residential and Commercial Tower, 214-224 Queen's Road East, Wanchai

Construction of the 28-storey building on this site for long term investment purpose has been progressing well. Under the present plan, construction is scheduled to be completed in the first half of 2009. The currently planned total investment will be about HK$365 million. Since this building is conveniently located in the heart of the commercial district of Wanchai well served by public transport and has extensive pedestrian linkage with adjacent buildings, the building is currently planned to offer 216 units of high quality stylish serviced apartments for short or long term leases. The pre-marketing response is encouraging.

Residential Development, 12 Broadwood Road, Happy Valley

The current plan to redevelop this site into a 45-storey building of apartments with gross floor area of approximately 113,900 square feet is well under way. The development's foundation and site formation works have commenced and are targeted to be completed in the second quarter of 2010. Under current planning, the total investment will be about HK$615 million. The building is presently planned as luxurious apartments for rental purposes to be held by the Group for long term investment and for further strengthening the Group's stream of recurring rental income.

Liede Integrated Commercial Project, Guangzhou

During the period under review, a subsidiary of the Group entered into an agreement with Guangzhou Lie De Economic Company Limited ("Liede Company") for leasing from the Liede Company an integrated commercial property after its completion under an operating lease arrangement. The project will be situated at the Zhujiangxincheng region of Tianhe District, the central business district of Guangzhou. Pursuant to the agreement, the subsidiary will be responsible for fitting-out and equipping the project and for paying rent to the Liede Company when the project commences business operations. Under the present plan, the subsidiary intends to invest approximately RMB1,000 million in this project and the construction works of this project will start in the fourth quarter of 2009 with project completion scheduled in 2014.

This project is now in its design stage. The project's site area is about 32,000 square meters. It is currently planned that the total gross floor area will be about 240,000 square meters (including basements) consisting of a five-star hotel with 400 rooms, 250 units of serviced apartments, about 38,000 square meters of grade A offices space and a high-end shopping centre of about 57,500 square meters with dining, entertainment and shopping facilities.

Allway Gardens Shopping Arcade, Tsuen Wan

In January 2008, the Group has completed the disposal of its interest in the shopping arcades and various car parking spaces in the Allway Gardens.

Property Development

Nova City, Taipa Island, Macau

The Group has completed the disposal of all its 50% interest in the Nova City project as well as its entire 50% interest in two related property management companies for a total consideration of HK$4,580 million in cash. The transaction was completed and the full amount of the consideration was received. This disposal enabled the Group to capture the opportunity to early realize the value of its interest in the project and a gain of HK$3,948 million on the disposal was recognized in the period under review.

Hopewell New Town, Huadu, Guangzhou

The Group owns a 95% interest in Hopewell New Town, a composite development project in Huadu District which is one of the fastest growing districts of Guangzhou. All apartments and townhouses of Phase 1A of the development were sold out in early 2007. The development of Phase 1B of approximately 18,000 square metres, is currently planned to be completed in the second quarter of 2009 with total investment of about RMB50 million. Under the present approved plan, Phase 1B will comprise 6 apartment buildings. Phase 2, with a total gross floor area of approximately 94,000 square metres is currently planned to commence construction in

mid 2008 and will comprise 48 units of townhouses (planned to be completed by early 2009) and 10 blocks of apartment buildings (planned to be completed in the second half of 2009). The currently planned total investment for Phase 2 will be about RMB300 million.

Road Infrastructure

HHI

As at 31st December, 2007, the Group continues to retain approximately 73% shareholding in HHI which focuses on the initiation, promotion, development, investment and operation of toll expressways and bridges.

For the six months ended 31st December, 2007, the aggregate average daily traffic of HHI's expressway project investments, namely GS Superhighway and Phase I of the Western Delta Route ("Phase I West") recorded a 5% increase to 363,500 vehicles and their aggregate average daily toll revenue decreased 5% to RMB9.8 million. The total toll revenue in the six months under review amounted to RMB1,806 million. The decrease in toll revenue was mainly attributable to the closure of the South bound lanes of Xintang to Dongguan section of GS Superhighway for maintenance and improvement works since 18th October, 2007. Such works were completed earlier than schedule and the affected section has been re-opened to traffic since 10th January, 2008.

In recent years, although the Central Government has imposed stringent land use approval requirements throughout the Mainland which increase the difficulty in land acquisition and site clearance as well as the time required for handover of land, the construction of Phase II of the Western Delta Route ("Phase II West") is continuously proceeding and the completion is currently planned to be by end of 2009. The preliminary work prior to the application for the project approval of the Phase III of the Western Delta Route ("Phase III West") project is underway.

On 9th August, 2007, a subsidiary of HHI entered into an agreement with the PRC partner of the Guangzhou ESW Ring Road Company Limited ("Ring Road JV") for the sale of its entire interest in this company at a consideration of RMB1,712.55 million. The transaction was completed in September 2007, resulting into a disposal gain of HK$793 million (before taxation) for the Group.

The New PRC Corporate Income Tax has been effective since 1st January, 2008. The new tax rate will gradually increase from the current 18% to the new tax rate of 25% over five years (20% in year 2009, 22% in year 2010, 24% in year 2011 and 25% in year 2012) after 1st January, 2008. According to this law, GS Superhighway and Phase I West joint venture companies which are currently entitled to corporate income tax holidays can continue to enjoy the remaining unutilized tax holidays until their respective expiry dates.

Benefiting from the continuous Renminbi appreciation, the GS Superhighway joint venture company has recorded exchange gains on retranslation of the United States dollar bank loans. HHI is in a strong financial position. As at 31st December, 2007, HHI and its subsidiaries (excluding the jointly controlled entities) have HK$6,252 million cash on hand and the unutilized syndicated bank loan facility is about HK$3,600 million.

Guangzhou-Shenzhen Superhighway

GS Superhighway is the main artery of Pearl River Delta region's expressway network, connecting four major cities, namely Guangzhou, Dongguan, Shenzhen and Hong Kong. During the period under review, GS Superhighway's average daily traffic rose 5% to 336,000 vehicles as

compared with the last corresponding period. Its average daily toll revenue decreased 5% to RMB9.4 million. The total toll revenue in the six months under review amounted to RMB1,734 million. The decrease in toll revenue is mainly attributable to the temporary closure of the South bound lanes of the Xintang to Dongguan section for maintenance and improvement works since 18th October, 2007. During such period, the average daily toll revenue decreased about RMB1.7 million compared with the last corresponding period. Although the average daily toll revenue decreased 17%, the daily traffic only fell 3% indicating that the diverted vehicles returned to GS Superhighway after by-passing the closed section during the period for the maintenance and improvement works.

Such works were completed earlier than schedule and the affected section has been re-opened to traffic since 10th January, 2008. GS Superhighway JV has commenced similar maintenance and improvement works on the North bound lanes of the Dongguan to Xintang section since 18th February, 2008 and according to the current plan, the works will be completed within this financial year ending 30th June, 2008. HHI believes that such works will be beneficial to the operations of the GS Superhighway in the long term.

GS Superhighway
Average Daily Traffic
(No. of vehicles in thousand)



320
336
2006
2007
July - December

GS Superhighway
Average Daily Toll Revenue
(RMB thousand)



9,968
9,400
2006
2007
July - December

GS Superhighway
Traffic Breakdown by Class



100%
80%
60%
40%
20%
0%
67.6%
68.0%
5.9%
17.9%
1.9%
4.5%
17.8%
2.2%
2006
2007
July - December
Class 1
Class 2
Class 3
Class 4
Class 5

In relation to the additional investment of HHI incurred during the construction of the GS Superhighway, GS Superhighway JV has paid RMB725.14 million to a subsidiary of HHI in January 2008.

GS Superhighway continued to maintain its focus on traffic management. During the period under review, resources have been deployed to strengthen the patrol and rescue services and to enhance safety facilities, in order to improve emergency handling efficiency and minimize traffic congestion caused by traffic accidents. As a result, the number of fatal in accidents had been reduced in 2007.

With the continuous economic development of the Guangdong Province and the rapid increase in car ownership, HHI believes that the traffic flow and toll revenue of GS Superhighway will maintain stable growth. To cater for the increasing traffic demand, GS Superhighway JV is actively refining the feasibility study of widening GS Superhighway to total 10 lanes in dual directions.

Pursuant to the joint venture contract, HHI's profit sharing ratio has been adjusted from 50% to 48% since 1st July, 2007.

Phase I of the Western Delta Route

Phase I West connects to ESW Ring Road in the north, and Shunde's National Highway 105 and Bigui Road in the south. It is currently the only expressway linking Guangzhou and Shunde.

During the past year, as the traffic diversion on Phase I West caused by a parallel-run local toll-free road in Foshan had been stabilized and the ESW Ring Road had become toll-free since mid-September 2007, Phase I West's traffic flow had notably increased and its toll revenue has resumed a growth momentum. During the period under review, Phase I West's average daily traffic increased 2% to 27,500 vehicles and its average daily toll revenue slightly decreased 1% to RMB390,000 as compared with the last corresponding period. The total toll revenue in the six months under review amounted to RMB72 million.


Phase I West
Average Daily Traffic
(No. of vehicles in thousand)
27.0
27.5
2006
2007
July - December


Phase I West
Average Daily Toll Revenue
(RMB thousand)
396
390
2006
2007
July - December


Phase I West
Traffic Breakdown by Class
100%
80%
60%
40%
20%
0%
51.8%
55.8%
10.5%
2.0%
2.1%
2006
2007
July - December
Class 1
Class 2
Class 3
Class 4
Class 5

With the increasing number of vehicles using the Phase I West via the toll-free ESW Ring Road, HHI believes that its traffic flow and toll revenue will continue to grow.

Phase II and III of the Western Delta Route

Phase II West is a 46 km expressway with total 6 lanes in dual directions, connecting to Phase I West in the north, and National Highway 105 and a proposed western expressway of Zhongshan in the south. A subsidiary of HHI (the same subsidiary as for Phase I West) owns 50% interest in this project. In recent years, although the Central Government has imposed stringent land use approval requirements throughout the Mainland which increase the difficulty in land acquisition and site clearance as well as the time required for handover of land, the construction of Phase II West is continuously proceeding and the completion is currently planned to be by end of 2009.

Phase III West is an expressway project of approximately 38 km in length connecting the Phase II West in the north to Zhuhai in the south. A subsidiary of HHI (the same subsidiary as for Phase I West) has entered into an agreement with its PRC partner (which is also the PRC partner of Phase I West and Phase II West) for the investment, construction and operation of Phase III West. The preliminary work prior to the application for the approval of the project is underway.

It is expected that upon the completion of Phase II West and Phase III West, the Western Delta Route will link up various major cities including Guangzhou, Foshan, Zhongshan and Zhuhai and will become a strategic route on the western bank of the Pearl River Delta region.

Hong Kong-Zhuhai-Macau Bridge Project

As reported in the media, the Central Government is highly supportive of the Hong Kong-Zhuhai-Macau bridge project and the feasibility studies of its various aspects have substantially been completed. HHI is confident that HHI and its subsidiaries will be in an advantageous position to assume an important role in this project once it proceeds to the tendering stage.

Power Plant

The planned Heyuan Power Plant, a 2 x 600 MW ultra super-critical coal-fired power plant in Heyuan City, Guangdong Province, was well under construction. According to present planning, its commercial operation is targeted to commence in the first half year of 2009 and the total investment cost will be about RMB5,200 million. The joint venture company has obtained a RMB3,640 million syndicated project bank loan facility in February 2008. It is a joint venture between Shenzhen Energy Group and a subsidiary of the Group. Our subsidiary's interest in the joint venture is about 40%.

Hotel and Catering

Turnover and EBIT of the hospitality business for the period under review were HK$209 million and HK$45 million respectively, up 10% and 18% respectively from the last corresponding period. Panda Hotel has achieved a satisfactory performance and the restaurant and catering services have also enjoyed a steady growth in their business.

Panda Hotel, Tsuen Wan

During the period under review, despite new entrants and intensive market competition, Panda Hotel has achieved a higher average room rate as compared with the last corresponding period notwithstanding a slight decrease in average room occupancy rate of 2% to 88%. The total room revenue was HK$73.4 million, which exceeded last year by 2% and the total revenue was HK$112.6 million, which was above last year by HK$5.3 million or 5%. While the key contribution of room revenue was from the leisure market, guests from business segment also supplied the Panda Hotel with a steady flow of income.

Restaurant and Catering Services

The R66 Revolving Restaurant in Hopewell Centre and the restaurant and catering businesses at Panda Hotel continued to enjoy steady growth during the period under review.

The banquet business in HITEC had also recorded an increase of 26% in revenue when compared to the corresponding period last year, mainly due to the increase of functions being held in HITEC. Other catering outlets in HITEC had been repositioned to attract gourmet customers with positive market response.

The business of Bayern Gourmet Food, a manufacturer and supplier of sausages, meats and fish products, continued to enjoy positive growth during the period.

Mega Tower Hotel, Wanchai

The Group is committed to pursue its plan to develop the proposed 2,000-room Mega Tower Hotel at the adjacent site to the west of Hopewell Centre. During the period under review, the appeal against the Town Planning Board's rejection to the Group's planning application of 2004 was adjourned by amicable agreement. The Group believes that the adjournment was to the mutual interests of the parties and would facilitate the earlier realization of the project.

Liquidity and Financial Resources

The Group's financial position continues to be strong with net cash balance and available banking facilities amounted to HK$29,569 million (30th June, 2007: HK$19,593 million).

In HK$ million	*30.6.2007*	***31.12.2007***
Cash		
HHI	3,904	**6,252**
Other entities in the Group	1,854	**5,353**
	5,758	**11,605**
Available Banking Facilities		
HHI	3,600	**3,600**
Other entities in the Group	10,235	**14,364**
	13,835	**17,964**
Cash and Available Banking Facilities		
HHI	7,504	**9,852**
Other entities in the Group	12,089	**19,717**
	19,593	**29,569**

One of the main reasons for the increase of cash and available banking facilities is the receipt of the cash proceeds from completion of the sales of Nova City in Macau of HK$4,580 million. In addition, the Group successfully procured a HK$7,000 million seven-year revolving loan facility from 20 international and local banks in September 2007, which is for general working capital of the Group.

As at 31st December, 2007, there is no corporate debt outstanding (same position as at 30th June, 2007). With net cash balances in hand as well as available banking facilities, the Group has sufficient financial resources to cater for its recurring operating activities, present and potential investment activities.

Treasury Policies

The Group's financing and treasury activities are centrally managed and controlled at the corporate level. The main objective is to utilize the group funding efficiently and to manage the financial risks effectively.

The Group maintains a conservative approach in treasury management by constantly monitoring its interest rate and foreign exchange exposure. The use of financial instrument is strictly controlled.

The bank credit facilities of the Group are principally on a floating rate basis and denominated in Hong Kong dollars. As at 31st December, 2007, the Group has no bank borrowing.

The Group's capital structure, which is mainly financed by equity, is shown as below:

In HK$ million	*30.6.2007*	***31.12.2007***
Equity attributable to equity holders of the Company	19,171	**23,466**
Share based compensation reserves of a subsidiary	2	**4**
Minority interests	3,059	**3,295**
Total Equity	22,232	**26,765**
Bank Borrowings	—	—
Total Capitalisation	22,232	**26,765**

Project Commitments

Details of the project commitments are set out in note 21 to the condensed consolidated financial statements.

Contingent Liabilities

Details of the contingent liabilities are set out in note 22 to the condensed consolidated financial statements.

Charges on Assets

As at 31st December, 2007, no mortgage was charged on the Group's assets.

Material Acquisitions or Disposals

Other than the disposal of our interest in Ring Road JV and the completion of disposal of the Group's property development project in Macau as mentioned in the Business Review, there was no material acquisition or disposal of the Company's subsidiaries, jointly controlled entities and associates during the six months ended 31st December, 2007.

As the prospects for the economy of China and in particular, the PRD region and Hong Kong remain bright with the continuous integration of Hong Kong and the Mainland, the Group believes that its core businesses, namely Property, Infrastructure and Hospitality will benefit.

On the property side, with the completion of the QRE Plaza and EMax, the first phase of the renovation and refurbishment of the HITEC building, and the coming realization of 214 Queen's Road East project, the Broadwood Road project and the Liede Property project and the contemporaneous upgrading and renovation programs of existing buildings, the Group's property investment portfolio will be further strengthened.

On the development side, the Group will keep on its endeavour to develop Hopewell New Town in Huadu in phases and to pursue the early realization of the Mega Tower Hotel.

On the road infrastructure side, although the Xintang to Dongguan section of the GS Superhighway has to be closed for maintenance and improvement works, the Group believes that such improvement works will be beneficial to its operation in the long term. Works relating to the South bound lanes of the above mentioned section was completed ahead of schedule on 10th January, 2008. Works relating to the North bound lanes have also commenced on 18th February, 2008 and according to the current plan, such works will be completed within this financial year ending 30th June, 2008. On Phase I West, the Group believes that the traffic flow and the toll revenue will continue to grow. The construction of Phase II West is also proceeding satisfactorily.

On the power side, progress of the construction of the Heyuan Power Plant is satisfactory and under current planning, power generation is scheduled to commence in 2009.

In relation to the hospitality business, the Group will keep on taking actions to deploy differentiation and focus strategies to strengthen its competitiveness and to enlarge its market share.

The Group has performed well during the period under review and with its strong and sound financial position, is well-positioned to capture new investments when appropriate opportunities come up.

Review of Interim Results

The unaudited interim results of the Group for the six months ended 31st December, 2007 have been reviewed by the Audit Committee and the auditor of the Company, Messrs. Deloitte Touche Tohmatsu.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 31st December, 2007, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules (the "Model Code") were as follows:

(A) the Company[(i)]

	Shares							
Directors	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[(ii)] (interests of controlled corporation)	Other interests[(iii)]	Underlying shares of equity derivatives[(iv)]	Awarded shares[(v)]	Total interests	% of issued share capital
Gordon Ying Sheung WU	74,683,032	21,910,000[(vi)]	111,250,000[(vii)]	30,680,000	—	—	238,523,032[(x)]	26.49%
Eddie Ping Chang HO	25,023,462	1,365,538	2,050,000	—	—	—	28,439,000	3.16%
Thomas Jefferson WU	27,840,000	—	820,000	—	—	—	28,660,000	3.18%
Josiah Chin Lai KWOK	1,095,000	—	—	—	—	180,000	1,275,000	0.14%
Henry Hin Moh LEE	5,104,322	—	—	—	—	—	5,104,322	0.57%
Robert Van Jin NIEN	756,000	—	—	—	—	72,000	828,000	0.09%
Guy Man Guy WU	2,645,650	—	—	—	—	—	2,645,650	0.29%
Ivy Sau Ping KWOK WU	21,910,000	124,743,032[(viii)]	61,190,000[(ix)]	30,680,000	—	—	238,523,032[(x)]	26.49%
Linda Lai Chuen LOKE	—	1,308,981	—	—	—	—	1,308,981	0.15%
David Yau-gay LUI	8,537	—	—	—	—	—	8,537	0.00%
Albert Kam Yin YEUNG	230,000	—	—	—	—	120,000	350,000	0.04%
Eddie Wing Chuen HO Junior	536,000	—	—	—	—	72,000	608,000	0.07%
Lee Yick NAM	90,000	—	—	—	—	—	90,000	0.01%
Barry Chung Tat MOK	200,000	—	—	—	2,000,000	100,000	2,300,000	0.26%
William Wing Lam WONG	50,000	—	—	—	288,000	100,000	438,000	0.05%

Notes:

(i) All interests in the shares and underlying shares of equity derivatives of the Company were long positions. None of the Directors or chief executives held any short position in the shares and underlying shares of equity derivatives of the Company.

(ii) The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 30,680,000 shares represented the interests held by Sir Gordon Ying Sheung WU ("Sir Gordon WU") jointly with his wife Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU").

(iv) The interests in underlying shares of equity derivatives represented interests in options granted to Directors under the 2003 Share Option Scheme to subscribe for shares of the Company, further details of which are set out in the section headed "Share Options of the Company".

(v) The interests in awarded shares represented interests of awarded shares granted to Directors under the Employees Share Award Scheme of the Company adopted on 25th January, 2007 but not yet vested, details of which are set out below:

Directors	*Date of award*	*No. of awarded shares*	*Vesting date*
Josiah Chin Lai KWOK	25/01/2007	90,000	25/01/2008
		90,000	25/01/2009
Robert Van Jin NIEN	25/01/2007	36,000	25/01/2008
		36,000	25/01/2009
Albert Kam Yin YEUNG	25/01/2007	60,000	25/01/2008
		60,000	25/01/2009
Eddie Wing Chuen HO Junior	25/01/2007	36,000	25/01/2008
		36,000	25/01/2009
Barry Chung Tat MOK	25/01/2007	50,000	25/01/2008
		50,000	25/01/2009
William Wing Lam WONG	25/01/2007	50,000	25/01/2008
		50,000	25/01/2009

(vi) The family interests in 21,910,000 shares represented the interests of Lady Ivy WU.

(vii) The corporate interests in 111,250,000 shares held by Sir Gordon WU included the interests in 61,190,000 shares referred to in Note (ix).

(viii) The family interests in 124,743,032 shares represented the interests of Sir Gordon WU. This figure included 50,060,000 shares held by Sir Gordon WU through corporations.

(ix) The corporate interests in 61,190,000 shares were held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.

(x) Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.

(B) Associated Corporations

(a) *Hopewell Highway Infrastructure Limited ("HHI")*

	HHI shares					
Directors	***Personal interests (held as beneficial owner)***	***Family interests (interests of spouse or child under 18)***	***Corporate interests[i] (interests of controlled corporation)***	***Other Interests***	***Total Interests***	***% of issued share capital***
Gordon Ying Sheung WU	6,249,402	2,491,000[ii]	10,124,999[iii]	3,068,000[iv]	21,933,401[viii]	0.74%
Eddie Ping Chang HO	1,824,046	136,554	205,000	—	2,165,600	0.07%
Thomas Jefferson WU	5,797,000	—	82,000	—	5,879,000	0.20%
Henry Hin Moh LEE	279,530	—	—	—	279,530	0.01%
Robert Van Jin NIEN	60,000	—	—	—	60,000	0.00%
Ivy Sau Ping KWOK WU	2,491,000[v]	10,255,402[vi]	6,118,999[vii]	3,068,000[iv]	21,933,401[viii]	0.74%
David Yau-gay LUI	853	—	—	—	853	0.00%

Notes:

(i) These HHI shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) The interests in 2,491,000 HHI shares were interests held by Lady Ivy WU.

(iii) The corporate interests in 10,124,999 HHI shares held by Sir Gordon WU included the corporate interests in 6,118,999 HHI shares referred to in Note (vii).

(iv) The other interests in 3,068,000 HHI shares represented the interests held jointly by Sir Gordon WU and Lady Ivy WU.

(v) The interests in 2,491,000 HHI shares were personal interests beneficially owned by Lady Ivy WU and represented the same block of shares in Note (ii).

(vi) The family interests in 10,255,402 HHI shares represented the interests of Sir Gordon WU. This figure included 4,006,000 HHI shares held by Sir Gordon WU through corporations.

(vii) The corporate interests in 6,118,999 HHI shares were held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.

(viii) Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.

(b) *HCNH Insurance Brokers Limited ("HCNH")*

Mr. Eddie Ping Chang HO together with his associate beneficially owned 600,000 ordinary shares of HCNH, an associated corporation of the Company, representing 50% of its issued share capital, through Hong Kong Insurance Agency Limited which was 100% owned by him together with his associate.

All the above interests in the shares of associated corporations were long positions.

Save as aforesaid, as at 31st December, 2007, none of the Directors or chief executives had any other interests or short positions in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options of the Company

The shareholders of the Company approved the adoption of a new share option scheme (the "2003 Share Option Scheme") effective on 1st November, 2003. The 2003 Share Option Scheme will expire on 31st October, 2013, but any options then outstanding will continue to be exercisable.

Details of the movement of share options under the 2003 Share Option Scheme during the period ended 31st December, 2007 were as follows:

			Number of share options						
	Date of grant	*Exercise price per share HK$*	*Outstanding at 01/07/2007*	*Granted during the period*	*Exercised during the period**	*Vested during the period*	*Outstanding at 31/12/2007*	*Exercise period*	*Closing price before date of grant falling within the period HK$*
Directors									
Andy Lee Ming CHEUNG'	08/09/2004	17.10	200,000	—	200,000	—	—	08/09/2004-07/09/2007	N/A
Barry Chung Tat MOK	02/09/2005	19.94	2,000,000	—	—	—	2,000,000	02/03/2006-01/03/2009	N/A
William Wing Lam WONG	10/10/2006	22.44	288,000	—	—	—	288,000	01/11/2007-31/10/2013	N/A
Employees	10/10/2006	22.44	8,416,000	—	845,600	—	7,570,400	01/11/2007-31/10/2013	N/A
Employees	15/11/2007	36.10	—	5,248,000	—	—	5,248,000	01/12/2008-30/11/2014	35.20
Total			10,904,000	5,248,000	1,045,600	—	15,106,400		

* Included 27,800 share options which were exercised in December 2007 but new shares were allotted in January 2008.

' Mr. Andy Lee Ming CHEUNG resigned as a Director of the Company with effect from 18th October, 2007.

The weighted average closing price of the shares on the date immediately before the date on which the options were exercised by the director during the period was HK$32.1.

The weighted average closing price of the shares on the dates immediately before the dates on which the options were exercised by the employees during the period was HK$36.08.

The options granted on 8th September, 2004 are exercisable from the date of grant while the options granted on 2nd September, 2005, 10th October, 2006 and 15th November, 2007 are exercisable in the following manner:

Maximum options exercisable	***Exercise period***
Granted on 2nd September, 2005	
50% of options granted	02/03/2006-01/03/2007
100%* of options granted	02/03/2007-01/03/2009
Granted on 10th October, 2006	
20% of options granted	01/11/2007-31/10/2008
40%* of options granted	01/11/2008-31/10/2009
60%* of options granted	01/11/2009-31/10/2010
80%* of options granted	01/11/2010-31/10/2011
100%* of options granted	01/11/2011-31/10/2013
Granted on 15th November, 2007	
20% of options granted	01/12/2008-30/11/2009
40%* of options granted	01/12/2009-30/11/2010
60%* of options granted	01/12/2010-30/11/2011
80%* of options granted	01/12/2011-30/11/2012
100%* of options granted	01/12/2012-30/11/2014

* *including those not previously exercised*

The fair value of the share options granted during the period with the exercise price per share of HK$36.10 is estimated at approximately HK$43.7 million at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$35.10 per share at the grant date, the historical volatility of share price of the Company of 33% which is based on the 7 years weekly historical volatility of the Company's share price as at 15th November, 2007, expected life of options of 7 years, expected dividend yield of 4.7%, and the risk free rate of 3.384% with reference to the rate on the 7-year Exchange Fund Notes.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected share price volatility. As the characteristics of the options granted during the period are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Options of HHI

(a) The share option scheme of HHI was approved by the written resolutions of the then sole shareholder of HHI passed on 16th July, 2003 and approved by shareholders of the Company at an extraordinary general meeting held on 16th July, 2003 (the "HHI Option Scheme"). The HHI Option Scheme will expire on 15th July, 2013.

(b) Details of the movement of share options under the HHI Option Scheme during the period ended 31st December, 2007 were as follows:

	Date of grant	*Exercise price per share HK$*	*Number of share options*					*Exercise period*	*Closing price before date of grant falling within the period HK$*
			Outstanding at 01/07/2007	*Granted during the period*	*Exercised during the period**	*Cancelled/ lapsed during the period*	*Outstanding at 31/12/2007*		
Employees of HHI	17/10/2006	5.858	6,200,000	—	152,000	—	6,048,000	01/12/2007-30/11/2013	N/A
Employees of HHI	19/11/2007	6.746	—	760,000	—	—	760,000	01/12/2008-30/11/2014	6.500
Total			6,200,000	760,000	152,000	—	6,808,000		

* Included 80,000 share options which were exercised in December 2007 but new shares were allotted in January 2008.

The weighted average closing price of the shares on the date immediately before the date on which the options were exercised by the employees of HHI during the period was HK$6.64.

The options granted on 17th October, 2006 and 19th November, 2007 are exercisable in the following manner:

Maximum options exercisable	*Exercise period*
Granted on 17th October, 2006	
20% of options granted	01/12/2007-30/11/2008
40%* of options granted	01/12/2008-30/11/2009
60%* of options granted	01/12/2009-30/11/2010
80%* of options granted	01/12/2010-30/11/2011
100%* of options granted	01/12/2011-30/11/2013
Granted on 19th November, 2007	
20% of options granted	01/12/2008-30/11/2009
40%* of options granted	01/12/2009-30/11/2010
60%* of options granted	01/12/2010-30/11/2011
80%* of options granted	01/12/2011-30/11/2012
100%* of options granted	01/12/2012-30/11/2014

* *including those not previously exercised*

The fair value of the share options granted during the period with the exercise price per share of HK$6.746 is estimated at approximately HK$705,000 at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$6.55 per share at the grant date, the historical volatility of share price of the Company of 23.83% which is based on 5 years weekly historical volatility of the Company's share price from the date of listing to 19th November, 2007, expected life of options of 7.03 years, expected dividend yield of 5.78%, and the risk-free rate of 3.33% with reference to the rate on the 7-year Exchange Fund Notes.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected share price volatility. As the characteristics of the options granted during the period are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Awards of the Company

(A) The Share Award Scheme of the Company (the "HHL Award Scheme") was adopted by the Board on 25th January, 2007 ("HHL Adoption Date"). Unless terminated earlier by the Board, the HHL Award Scheme shall be valid and effective for a term of 15 years commencing on the HHL Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the HHL Adoption Date. A summary of some of the principal terms of the HHL Award Scheme is set out in (B) below.

(B) The purpose of the HHL Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of the Group and to give incentive in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Under the HHL Award Scheme, the Board (or where the relevant selected employee is a Director of the Company, the Remuneration Committee) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the HHL Award Scheme and determine the number of shares to be awarded. The Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the Board under the HHL Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of the Company as at the date of such grant.

(C) Details of the movement of share awards under the HHL Award Scheme for the period under review were set out below:

Vesting Date	*Outstanding at 01/07/2007*	*Movements during the period*			*Outstanding at 31/12/2007*
		Awarded	*Vested*	*Lapsed*	
Directors					
25/01/2008	358,000	—	—	36,000	322,000
25/01/2009	358,000	—	—	36,000	322,000
Total	716,000	—	—	72,000	644,000
Weighted average fair value	HK$24.22	—	—	—	HK$24.22

(D) During the period under review, a total of 72,000 share awards lapsed and the trustee shall hold these returned shares (i.e. the awarded shares which are not vested in accordance with the terms of the Scheme whether as a result of a lapse or otherwise) for the benefit of one or more employees of the Group as it determines at its discretion, after taking into consideration the recommendations of the remuneration committee of the Board.

(E) During the period under review, the dividend income amounted to HK$838,000 had been received in respect of the shares held upon the trust for the HHL Award Scheme and shall form part of the trust fund of such trust. The trustee may apply such cash for the purchase of share which shall become returned shares for the purpose of the HHL Award Scheme, or apply such cash to defray the fees, costs and expenses in relation to the establishment and administration of such scheme, or return such cash to the Company, as the trustee in its absolute discretion shall at any time determine, after having taken into consideration recommendations of the remuneration committee of the board of the Company.

Share Awards of HHI

(A) The Share Award Scheme of HHI (the "HHI Award Scheme") was adopted by the board of directors of HHI ("HHI Board") on 25th January, 2007 ("HHI Adoption Date"). Unless terminated earlier by HHI Board, the HHI Award Scheme shall be valid and effective for a term of 15 years commencing on the HHI Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the HHI Adoption Date. A summary of some of the principal terms of the HHI Award Scheme is set out in (B) below.

(B) The purpose of the HHI Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of HHI group and to give incentive in order to retain them for the continual operation and development of HHI group and to attract suitable personnel for further development of HHI group.

Under the HHI Award Scheme, the HHI Board (or where the relevant selected employee is a director of HHI, the Remuneration Committee of HHI) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the HHI Award Scheme and determine the number of shares to be awarded. The HHI Board shall not grant any award of shares which would result in

the total number of shares which are the subject of awards granted by the HHI Board under the HHI Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of HHI as at the date of such grant.

(C) Details of the movement of share awards under the HHI Award Scheme for the period under review were set out below:

Vesting Date	Outstanding at 01/07/2007	Movements during the period			Outstanding at 31/12/2007
		Awarded	Vested	Lapsed	
Directors of HHI					
25/01/2008	340,000	—	—	—	340,000
25/01/2009	340,000	—	—	—	340,000
Employees of HHI					
25/01/2008	40,000	—	—	—	40,000
25/01/2009	40,000	—	—	—	40,000
Total	760,000	—	—	—	760,000
Weighted average fair value	HK$5.94	—	—	—	HK$5.94

(D) During the period under review, the dividend income amounted to HK$152,000 had been received in respect of the shares held upon the trust for the HHI Award Scheme and shall form part of the trust fund of such trust. The trustee may apply such cash for the purchase of HHI Shares which shall become returned shares (i.e. the awarded shares which are not vested in accordance with the terms of the HHI Award Scheme whether as a result of a lapse or otherwise) for the purpose of the HHI Award Scheme and shall be held by the trustee for the benefit of one or more employees of HHI, or apply such cash to defray the fees, costs and expenses in relation to the establishment and administration of such scheme, or return such cash to HHI, as the trustee in its absolute discretion shall at any time determine, after having taken into consideration recommendations of the remuneration committee of the board of HHI.

Substantial Shareholder

Save as disclosed under the section headed "Directors' Interests in Shares, Underlying Shares and Debentures", as at 31st December, 2007, the Company had not been notified of any other interest or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under section 336 of the SFO.

Purchase, Sale or Redemption of Securities

During the six months ended 31st December, 2007, the Company repurchased 82,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration, including transaction costs, of HK$2.8 million. All the repurchased shares were subsequently cancelled. The nominal value of the cancelled shares of HK$205,000 was credited to capital redemption reserve and the aggregate consideration was paid out from the Company's retained profits. Details of the repurchases are as follows:

Month of the repurchases	*Total no. of ordinary shares repurchased*	*Lowest price paid per share*	*Highest price paid per share*	*Aggregate consideration paid (including transaction costs)*
		HK$	*HK$*	*HK$*
November 2007	62,000	33.65	34.65	2,130,000
December 2007	20,000	33.30	33.30	668,000
Total	82,000			2,798,000

The purchases were made for the benefit of the shareholders with a view to enhancing the earnings per share of the Group for future years.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its listed securities during the six months ended 31st December, 2007.

Employees and Remuneration Policies

As at 31st December, 2007, the Group has approximately 1,200 employees. The Group continues to provide competitive remuneration packages (including various fringe benefits including medical and personal accident insurance coverage) to employees based on the market practices and individual performance. In order to motivate and retain talent, the Group's remuneration policy is to reward performance. In addition to the contractual bonus and the discretionary bonus which may be granted to the employees based on the individual performance and the Group's performance, the Group has adopted a new share option scheme in 2003 and a share award scheme since 2007. The Group has granted share options and share awards to employees to recognize the contributions by such employees of the Group, to give incentive thereto for retention purpose and to attract suitable personnel for further development of the Group.

During the period under review, the Group organized various staff activities in order to foster staff relations and communication, build up team spirit and recognize the contribution of the employees. Training programs and workshops have also been conducted on an ongoing basis for promoting employees' job knowhow and productivity.

The Company, HHI and Hopewell Property Management Company Limited were awarded Caring Companies by the Hong Kong Council of Social Service for recognizing their contribution to the community in the year.

Corporate Governance

During the period under review, the Company has complied with all code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Model Code for Securities Transactions

The Company has adopted the Model Code as its model code for securities transactions by the Company's Directors and an employees' share dealing rule on terms no less exacting than those set out in the Model Code for the relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiries made of all Directors, each of the Directors has confirmed that he or she has complied fully with the required standard set out in the Model Code throughout the period under review.

Disclosure under Chapter 13 of the Listing Rules

The Sino-foreign co-operative joint venture enterprises jointly controlled by the HHI Group and the PRC joint venture partners which operate toll expressways and infrastructure projects have, following the listing of HHI on the Stock Exchange in 2003, been deemed as subsidiaries of the Company for the purpose of the disclosure requirements under Chapter 13 of the Listing Rules. Accordingly, information on advances and financial assistance to such joint venture enterprises is no longer required under Rules 13.13, 13.16, 13.20 and 13.22 of the Listing Rules to be specifically disclosed in the interim report.

Change of Director

Mr. Andy Lee Ming CHEUNG resigned as an executive director of the Company with effect from 18th October, 2007. Mr. Yuk Keung IP was appointed an Independent Non-Executive Director and a member of the Audit Committee of the Company and HHI both with effect from 13th August, 2007. Due to other business commitments, Mr. IP has resigned as independent non-executive director of both the Company and HHI with effect from 29th February, 2008.

The Board would like to express appreciation to Mr. CHEUNG and Mr. IP for their valuable contribution to the Company during their respective tenure of office.

On behalf of the Board
Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 28th February, 2008

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF HOPEWELL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 26 to 45, which comprises the condensed consolidated balance sheet of Hopewell Holdings Limited as of 31st December, 2007 and the related condensed consolidated income statement, condensed consolidated statement of recognised income and expense and condensed consolidated cash flow statement for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
28th February, 2008

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 31.12.2006 HK$'000 (unaudited)	**31.12.2007 HK$'000 (unaudited)**
Turnover	3	575,122	**445,286**
Cost of sales and services		(362,319)	**(266,027)**
		212,803	**179,259**
Other income	4	124,116	**170,105**
Selling and distribution costs		(16,295)	**(18,332)**
Administrative expenses		(90,887)	**(137,044)**
Other operating expenses		(1,376)	**—**
Gain arising from changes in fair value of investment properties			
— Property completed during the period		—	**371,408**
— Other properties		96,777	**130,150**
Gain on disposal of jointly controlled entities and associates	5	—	**4,741,457**
Gain on disposal of available-for-sale investments		—	**21,756**
Gain on deemed disposal of a subsidiary	6	7,617	**117**
Finance costs	7	(44,091)	**(44,621)**
Share of profits of			
— jointly controlled entities	8	1,266,350	**487,782**
— associates		2,215	**5,381**
Profit before taxation		1,557,229	**5,907,418**
Income tax expense	9	(23,267)	**(272,813)**
Profit for the period		1,533,962	**5,634,605**
Attributable to:			
Equity holders of the Company		1,335,533	**5,252,286**
Minority interests		198,429	**382,319**
		1,533,962	**5,634,605**
Dividends paid	10	431,407	**1,051,674**
		HK$	***HK$***
Earnings per share	11		
Basic		1.49	**5.84**
Diluted		1.49	**5.82**

CONDENSED CONSOLIDATED BALANCE SHEET

At 31st December, 2007

	Notes	30.06.2007 HK$'000 (audited)	**31.12.2007 HK$'000 (unaudited)**
ASSETS			
Non-current Assets			
Investment properties	12	6,870,499	**7,864,100**
Property, plant and equipment	12	448,516	**468,329**
Prepaid land lease payments	12	982,611	**954,663**
Properties for or under development		335,653	**341,918**
Interests in jointly controlled entities	13	7,103,156	**5,615,639**
Interests in associates		23,625	**22,551**
Other investment project	14	336,866	**—**
Available-for-sale investments		18,682	**81,180**
Long-term loans and receivables		283,431	**53,950**
		16,403,039	**15,402,330**
Current Assets			
Inventories		14,690	**19,798**
Stock of properties			
— Under development		287,389	**327,610**
— Completed		23,760	**20,443**
Prepaid land lease payments	12	11,109	**11,423**
Trade and other receivables	15	990,175	**105,146**
Deposits and prepayments		55,974	**84,022**
Amount due from a jointly controlled entity		—	**736,004**
Bank balances and cash held by			
— Hopewell Highway Infrastructure Limited and its subsidiaries		3,904,064	**6,251,673**
— Other entities in the Group		1,853,515	**5,352,876**
		7,140,676	**12,908,995**
Assets classified as held for sale	16	818,333	**195,000**
		7,959,009	**13,103,995**
Total Assets		24,362,048	**28,506,325**

CONDENSED CONSOLIDATED BALANCE SHEET (continued)

At 31st December, 2007

	Notes	30.06.2007 HK$'000 (audited)	**31.12.2007** **HK$'000** **(unaudited)**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	17	2,248,458	**2,250,797**
Share premium and reserves	18	16,922,054	**21,215,000**
Equity attributable to equity holders of the Company		19,170,512	**23,465,797**
Share option reserve of a subsidiary	18	1,268	**2,237**
Share award reserve of a subsidiary	18	1,043	**2,339**
Minority interests	18	3,058,754	**3,295,019**
Total Equity		22,231,577	**26,765,392**
Non-current Liabilities			
Deferred tax liabilities		731,922	**841,710**
Warranty provisions		84,059	**84,059**
Amount due to a minority shareholder of a subsidiary		—	**45,236**
		815,981	**971,005**
Current Liabilities			
Trade and other payables	19	356,926	**526,199**
Rental and other deposits		134,351	**150,441**
Amount due to a jointly controlled entity		238,499	**—**
Amounts due to associates		10,668	**8,476**
Amount due to a minority shareholder of a subsidiary		32,048	**—**
Tax liabilities		48,828	**49,642**
		821,320	**734,758**
Liabilities associated with assets classified as held for sale	16	493,170	**35,170**
		1,314,490	**769,928**
Total Liabilities		2,130,471	**1,740,933**
Total Equity and Liabilities		24,362,048	**28,506,325**

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months ended	
	31.12.2006	***31.12.2007***
	HK$'000	***HK$'000***
	(unaudited)	***(unaudited)***
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	74,238	**90,556**
Gain arising from changes in fair value of available-for-sale investments	280,572	**84,254**
Deferred tax liabilities on changes in fair value of available-for-sale investments	(53,871)	**(14,741)**
Net income recognised directly in equity	300,939	**160,069**
Profit for the period	1,533,962	**5,634,605**
Translation reserve realised on disposal of a jointly controlled entity	—	**(76,918)**
Investment revaluation reserve transferred to profit or loss on disposal of available-for-sale investments	—	**(21,756)**
Reversal of deferred tax liabilities on disposal of available-for-sale investments	—	**3,807**
Total recognised income for the period	1,834,901	**5,699,807**
Attributable to:		
Equity holders of the Company	1,619,272	**5,317,780**
Minority interests	215,629	**382,027**
	1,834,901	**5,699,807**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended	
	31.12.2006	***31.12.2007***
	HK$'000	***HK$'000***
	(unaudited)	***(unaudited)***
Operating activities		
Cash generated from operations before income tax payments	220,024	**106,492**
Tax paid	(17,139)	**(25,166)**
Net cash from operating activities	202,885	**81,326**
Investing activities		
Dividend received	1,229,513	**357,439**
Net proceeds received on disposal of jointly controlled entities and associates	—	**6,345,907**
Investments in jointly controlled entities	(2,500)	**(391,762)**
Tax paid on disposal of a jointly controlled entity	—	**(132,376)**
Repayment from jointly controlled entities	184,889	**949,601**
Acquisition of available-for-sale investments	(327,778)	**(44,024)**
Net proceeds received on disposal of power station project	133,726	**—**
Other investing cash flows	(68,304)	**(146,264)**
Net cash from investing activities	1,149,546	**6,938,521**
Financing activities		
Dividends and distributions paid to		
— shareholders	(431,407)	**(1,051,674)**
— minority shareholders of subsidiaries	(171,267)	**(170,100)**
Other financing cash flows	40,862	**28,317**
Net cash used in financing activities	(561,812)	**(1,193,457)**
Net increase in cash and cash equivalents	790,619	**5,826,390**
Cash and cash equivalents at beginning of the period	3,649,562	**5,757,579**
Effect of foreign exchange rate changes	10,792	**20,580**
Cash and cash equivalents at end of the period	4,450,973	**11,604,549**
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	4,450,973	**11,604,549**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31st December, 2007

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Hong Kong Stock Exchange") and with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the annual financial statements of the Group, comprising the Company and its subsidiaries, for the year ended 30th June, 2007 except as described below.

In the current interim period, the Group has applied, for the first time, a new accounting standard, an amendment and interpretations ("new HKFRSs") issued by the HKICPA which are effective for the current accounting period. The adoption of the new HKFRSs has had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new and revised accounting standards and interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-INT 12	Service Concession Arrangements[2]
HK(IFRIC)-INT 13	Customer Loyalty Programmes[3]
HK(IFRIC)-INT 14	HKAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[2]

[1] Effective for annual periods beginning on or after 1st January, 2009
[2] Effective for annual periods beginning on or after 1st January, 2008
[3] Effective for annual periods beginning on or after 1st July, 2008

The directors of the Company anticipate that the application of these accounting standards and interpretations will have no material impact on the results and the financial position of the Group, except for HK(IFRIC)-INT 12 "Service Concession Arrangements". The Group is in the midst of assessing the overall effect of HK(IFRIC)-INT 12 on the results of operations and financial position of the Group.

3. TURNOVER AND SEGMENTS

Business Segments

The businesses based upon which the Group reports its primary segment information are as follows:

Property investment	—	property letting, agency and management
Property development	—	development of properties
Infrastructure project investments	—	investments in expressway projects
Hotel investment and management	—	hotel ownership and management
Restaurants and catering	—	restaurant operations and food catering

3. TURNOVER AND SEGMENTS (continued)

Business Segments (continued)

Segment information about these businesses is presented below.

Segment turnover

	Six months ended 31.12.2006			**Six months ended 31.12.2007**		
	External HK$'000	*Inter-segment HK$'000*	*Combined HK$'000*	***External HK$'000***	***Inter-segment HK$'000***	***Combined HK$'000***
Property investment	188,439	12,070	200,509	**229,416**	**15,043**	**244,459**
Property development	192,556	—	192,556	**5,760**	**—**	**5,760**
Infrastructure project investments	3,287	—	3,287	**1,479**	**—**	**1,479**
Hotel investment and management	107,080	5	107,085	**112,014**	**12**	**112,026**
Restaurants and catering	82,941	—	82,941	**96,569**	**—**	**96,569**
Other operations	819	29	848	**48**	**2,244**	**2,292**
Eliminations	—	(12,104)	(12,104)	**—**	**(17,299)**	**(17,299)**
Total turnover	575,122	—	575,122	**445,286**	**—**	**445,286**

Inter-segment revenue was charged at prices determined by management with reference to market prices.

Segment results

	Profit (loss) for the six months ended 31.12.2006				**Profit (loss) for the six months ended 31.12.2007**			
	Segment results HK$'000	*Jointly controlled entities HK$'000*	*Associates HK$'000*	*Total HK$'000*	***Segment results HK$'000***	***Jointly controlled entities HK$'000***	***Associates HK$'000***	***Total HK$'000***
Property investment								
Operations	102,215	(144)	1,762	103,833	**106,746**	**930**	**1,060**	**108,736**
Gain arising from changes in fair value of investment properties								
— Property completed during the period	—	—	—	—	**371,408**	**—**	**—**	**371,408**
— Other properties	96,777	—	—	96,777	**130,150**	**—**	**—**	**130,150**
Property development	24,450	629,842	—	654,292	**(6,657)**	**—**	**—**	**(6,657)**
Infrastructure project investments	(9,400)	636,652	—	627,252	**(25,443)**	**486,852**	**—**	**461,409**
Hotel investment and management	31,105	—	—	31,105	**32,876**	**—**	**3,880**	**36,756**
Restaurants and catering	7,300	—	—	7,300	**8,177**	**—**	**—**	**8,177**
Other operations	296	—	453	749	**(5,119)**	**—**	**441**	**(4,678)**
Segment results	252,743	1,266,350	2,215	1,521,308	**612,138**	**487,782**	**5,381**	**1,105,301**

3. TURNOVER AND SEGMENTS (continued)

Business Segments (continued)

Segment results (continued)

	Six months ended	
	31.12.2006	***31.12.2007***
	HK$'000	***HK$'000***
Segment results		
Company and subsidiaries	252,743	**612,138**
Interest and other income	102,878	**150,995**
Exchange gains, net	11,388	**13,044**
Unallocated corporate expenses	(41,871)	**(80,631)**
	325,138	**695,546**
Gain on disposal of jointly controlled entities and associates	—	**4,741,457**
Gain on disposal of available-for-sale investments	—	**21,756**
Gain on deemed disposal of a subsidiary	7,617	**117**
Finance costs	(44,091)	**(44,621)**
Share of profits of		
— jointly controlled entities	1,266,350	**487,782**
— associates	2,215	**5,381**
Profit before taxation	1,557,229	**5,907,418**

The share of profits of jointly controlled entities and associates shown above includes share of tax of jointly controlled entities and associates of approximately HK$142,140,000 (six months ended 31.12.2006: HK$136,837,000) and HK$311,000 (six months ended 31.12.2006: HK$441,000) respectively.

Geographical Segments

The following table provides an analysis of the Group's turnover by geographical market:

	Six months ended	
	31.12.2006	***31.12.2007***
	HK$'000	***HK$'000***
Hong Kong	373,754	**434,552**
Mainland China (the "PRC")	201,368	**10,734**
	575,122	**445,286**

4. OTHER INCOME

	Six months ended	
	31.12.2006	***31.12.2007***
	HK$'000	***HK$'000***
Other income includes:		
Interest on bank deposits and loans receivable	102,329	**149,806**
Exchange gains, net	11,388	**13,044**

5. GAIN ON DISPOSAL OF JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

	Six months ended	
	31.12.2006	**31.12.2007**
	HK$'000	**HK$'000**
Gain on disposal of a jointly controlled entity and associates engaged in property development and property management *(Note a)*	—	**3,948,285**
Gain on disposal of a jointly controlled entity engaged in the operation of an expressway *(Note b)*	—	**793,172**
	—	**4,741,457**

Notes:

(a) In June 2007, the Group entered into a conditional agreement with a fellow subsidiary of a shareholder of the Group's jointly controlled entity, Nova Taipa-Urbanizacoes Limitada ("Nova Taipa"), for the disposal of the equity interest in, and loans to, a subsidiary of the Company, Nomusa Limited ("Nomusa"), and the equity interests in two associates, namely, Nova City Property Management Limited ("Nova City") and Nova Taipa Gardens Property Management Limited ("Nova Gardens"), for a total consideration of HK$4,580 million. The sole assets of Nomusa are the 50% equity interest in, and loans to, Nova Taipa which is principally engaged in property development whereas Nova City and Nova Gardens are principally engaged in property management. In the current period, the disposal was completed and gave rise to a gain amounting to HK$3,948 million which has been recognised in the Group's condensed consolidated income statement for the period. The gain recognised is mainly attributable to the disposal of the Group's equity interest in, and loans to, Nova Taipa.

(b) During the current period, the Group disposed of its entire interest in a jointly controlled entity, Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), for a consideration of RMB1,712.55 million. Ring Road JV is principally engaged in the construction, operation and management of the Guangzhou East-South-West Ring Road in the PRC. The disposal gave rise to a gain amounting to HK$793 million which has been recognised in the Group's condensed consolidated income statement for the period.

6. GAIN ON DEEMED DISPOSAL OF A SUBSIDIARY

	Six months ended	
	31.12.2006	**31.12.2007**
	HK$'000	**HK$'000**
Gain on deemed disposal of interest in a listed subsidiary	7,617	**117**

7. FINANCE COSTS

	Six months ended	
	31.12.2006	**31.12.2007**
	HK$'000	**HK$'000**
Interest reimbursed to a jointly controlled entity	20,379	**20,910**
Loan arrangement fees and related charges	23,712	**23,711**
	44,091	**44,621**

8. SHARE OF PROFITS OF JOINTLY CONTROLLED ENTITIES

	Six months ended	
	31.12.2006	***31.12.2007***
	HK$'000	***HK$'000***
Share of profits of jointly controlled entities before interest income from loans to, and amortisation of cost of investments in, jointly controlled entities	1,271,945	**513,875**
Interest income from loans to jointly controlled entities	57,159	**19,977**
Amortisation of cost of investments in jointly controlled entities	(62,754)	**(46,070)**
	1,266,350	**487,782**

9. INCOME TAX EXPENSE

	Six months ended	
	31.12.2006	***31.12.2007***
	HK$'000	***HK$'000***
Hong Kong Profits Tax		
Current period	10,167	**17,991**
Under(over)provision in respect of prior periods	31	**(27)**
	10,198	**17,964**
Taxation elsewhere		
Current period	14,070	**155,998**
Deferred tax	(1,001)	**98,851**
	23,267	**272,813**

Hong Kong Profits Tax is calculated at 17.5% (six months ended 31.12.2006: 17.5%) on the estimated assessable profits for the period. Taxes on profits assessable elsewhere are calculated at tax rates prevailing in the countries in which the Group operates.

Taxation elsewhere for the current period represents mainly the PRC tax amounting to HK$23 million (six months ended 31.12.2006: Nil) charged on the repayment to the Group of additional cost of investment of RMB725 million previously incurred for the Group's jointly controlled entity, Guangzhou Shenzhen Zhuhai Superhighway Company Limited, and PRC tax amounting to approximately HK$132 million (six months ended 31.12.2006: Nil) charged on the disposal of interest in Ring Road JV.

Deferred tax for the current period is mainly attributable to the gain on changes in fair value of investment properties.

10. DIVIDENDS

	Six months ended	
	31.12.2006	***31.12.2007***
	HK$'000	***HK$'000***
Dividends paid		
Final dividend paid for the year ended 30th June, 2007 of HK82 cents per share (six months ended 31.12.2006: final dividend paid for the year ended 30th June, 2006 of HK48 cents per share)	431,407	**737,658**
Special dividend for the year ended 30th June, 2007 of HK35 cents per share (six months ended 31.12.2006: Nil)	—	**314,854**
	431,407	**1,052,512**
Less: Dividends for shares held by HHL Employees' Share Award Scheme Trust	—	**(838)**
	431,407	**1,051,674**
Dividends declared		
Interim dividend for the year ending 30th June, 2008 of HK55 cents per share (six months ended 31.12.2006: year ended 30th June, 2007 of HK38 cents per share)	341,473	**494,274**
Special interim dividend for the year ending 30th June, 2008 of HK55 cents per share (six months ended 31.12.2006: Nil)	—	**494,274**
	341,473	**988,548**
Less: Dividends for shares held by HHL Employees' Share Award Scheme Trust	(272)	**(433)**
	341,201	**988,115**

Subsequent to 31st December, 2007, the directors have declared that an interim dividend and a special interim dividend in respect of the financial year ending 30th June, 2008 of HK55 cents (year ended 30.6.2007: HK38 cents) per share and HK55 cents (year ended 30.6.2007: Nil) per share respectively shall be paid to the shareholders of the Company whose names appear on the Register of Members on 20th March, 2008.

The dividends declared are calculated based on the number of shares in issue, less the dividend for shares held by HHL Employees' Share Award Scheme Trust, at the date of approval of this interim financial information.

11. EARNINGS PER SHARE

	Six months ended	
	31.12.2006 HK$'000	**31.12.2007 HK$'000**
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings for the purpose of basic earnings per share		
Profit for the period attributable to equity holders of the Company	1,335,533	**5,252,286**
Effect of dilutive potential ordinary shares of a subsidiary, Hopewell Highway Infrastructure Limited ("HHI"):		
Adjustment to the Group's results arising from a dilution of HHI's earnings attributable to share options issued and shares awarded	—	**(217)**
Earnings for the purpose of diluted earnings per share	1,335,533	**5,252,069**

	Number of shares	***Number of shares***
Weighted average number of ordinary shares for the purpose of basic earnings per share	898,517,268	**899,051,684**
Effect of dilutive potential ordinary shares:		
Share options	633,527	**3,444,460**
Award shares	—	**586,816**
Weighted average number of ordinary shares for the purpose of diluted earnings per share	899,150,795	**903,082,960**

The weighted average number of ordinary shares shown above has been arrived at after deducting 716,000 shares (six months ended 31.12.2006: Nil) held by HHL Employees' Share Award Scheme Trust.

12. INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT AND PREPAID LAND LEASE PAYMENTS

The Group's investment properties at 31st December, 2007 are carried at their fair value at that date, which has been arrived at on the basis of market value as valued by CB Richard Ellis Limited, an independent firm of professional property valuers not connected to the Group.

The development of a property of the Group was completed during the period. Such property, which is held to earn rentals and for capital appreciation purposes, has been reclassified from properties for or under development and prepaid land lease payments to investment properties. Gain on changes in fair value of this investment property amounting to HK$371 million has been recognised in the condensed consolidated income statement of the Group for the current period.

Depreciation of property, plant and equipment and amortisation of prepaid land lease payments charged to the condensed consolidated income statement are as follows:

	Six months ended	
	31.12.2006 HK$'000	**31.12.2007 HK$'000**
Amortisation of prepaid land lease payments	5,630	**5,711**
Less: Amortisation capitalised on properties under development	(4,016)	**(3,923)**
	1,614	**1,788**
Depreciation of property, plant and equipment	15,324	**17,597**

13. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	30.6.2007 HK$'000	**31.12.2007 HK$'000**
Expressway and property projects in the PRC		
Unlisted investments, at cost		
Registered capital contribution	1,368,159	**445,112**
Additional cost of investments	4,231,541	**2,846,739**
	5,599,700	**3,291,851**
Share of post-acquisition reserves	2,177,654	**2,346,447**
Less: Accumulated amortisation	(680,670)	**(662,469)**
	7,096,684	**4,975,829**
Power station project in the PRC *(note 14)*		
Unlisted investment, at cost		
Registered capital contribution	—	**631,658**
Other unlisted investments	6,472	**8,152**
	7,103,156	**5,615,639**

14. OTHER INVESTMENT PROJECT

During the period, a joint venture company was established to undertake the development of the power station project referred to in note 21(e). The equity interest in this joint venture company to the extent of 40% is held by the Group. Accordingly, the Group's cost of investment in this power station project, which represents the Group's contributions to the registered capital of the joint venture company, has been reclassified to "Interests in jointly controlled entities".

15. TRADE AND OTHER RECEIVABLES

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade and other receivables outstanding at the balance sheet date:

	30.6.2007 HK$'000	**31.12.2007 HK$'000**
Receivables aged		
0-30 days	28,128	**37,756**
31-60 days	7,405	**9,312**
Over 60 days	8,379	**2,174**
	43,912	**49,242**
Interest on bank deposits	9,017	**9,966**
Deposit monies from disposal of interests in, and loans to, a jointly controlled entity and interests in associates *(note 16(ii)(b))*	458,000	**—**
Proceeds receivable on disposal of investment and property, plant and equipment	75,869	**—**
Dividend receivable from a jointly controlled entity	403,377	**45,938**
	990,175	**105,146**

16. ASSETS CLASSIFIED AS HELD FOR SALE/LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

(i) Assets classified as held for sale comprise:

	30.6.2007	***31.12.2007***
	HK$'000	***HK$'000***
Investment properties *(Note a)*	195,000	**195,000**
Interest in a jointly controlled entity *(Note b)*	204,263	—
Interests in associates *(Note b)*	1,072	—
Long-term loans and receivables *(Note b)*	417,998	—
	818,333	**195,000**

(ii) Liabilities associated with assets classified as held for sale comprise:

	30.6.2007	***31.12.2007***
	HK$'000	***HK$'000***
Deposits received on disposal of investment properties *(Note a)*	35,170	**35,170**
Deposit monies in respect of disposal of interests in a jointly controlled entity and associates, and long-term loans and receivables *(Note b)*	458,000	—
	493,170	**35,170**

Notes:

(a) During the year ended 30th June, 2007, the Group entered into agreements with certain independent third parties for the disposal of its investment properties and stock of completed properties with carrying amounts at 30th June, 2007 amounting to HK$195 million and HK$3.8 million, respectively, for a total consideration of HK$240.8 million. The disposals have not been completed up to the balance sheet date and, accordingly, the investment properties have been reclassified as "Assets classified as held for sale". Deposits received on the disposal of such properties amounting to HK$35.17 million have been classified as "Liabilities associated with assets classified as held for sale".

The disposals of the above properties were completed in January 2008 (note 23).

(b) As referred to in note 5(a), the disposal of the Group's equity interest in, and loans to, a jointly controlled entity and the equity interests in two associates was completed during the current period.

17. SHARE CAPITAL

	Number of shares		Nominal value	
	30.6.2007	***31.12.2007***	*30.6.2007*	***31.12.2007***
	'000	***'000***	*HK$'000*	***HK$'000***
Ordinary shares of HK$2.50 each				
Authorised	1,200,000	**1,200,000**	3,000,000	**3,000,000**
Issued and fully paid	899,383	**900,319**	2,248,458	**2,250,797**

During the period, the Company issued 200,000 and 817,800 ordinary shares at the subscription prices of HK$17.10 each and HK$22.44 each, respectively, for a total cash consideration of HK$21,771,000 upon the exercise of the share options previously granted. These shares rank pari passu in all respects with the existing ordinary shares.

During the period, the Company repurchased 82,000 ordinary shares of the Company on the Hong Kong Stock Exchange for a total consideration of HK$2.8 million.

Share option scheme

(a) ***The Company***
During the period, the Company granted options to certain employees to subscribe for a total of 5,248,000 ordinary shares in the Company at the subscription price of HK$36.10 per share.

During the period, the Company issued 200,000 and 817,800 ordinary shares at the subscription prices of HK$17.10 each and HK$22.44 each, respectively, for a total cash consideration of HK$21,771,000 upon the exercise of the share options previously granted. These shares rank pari passu in all respects with the existing ordinary shares of the Company.

(b) ***Hopewell Highway Infrastructure Limited ("HHI")***
During the period, HHI granted options to certain employees to subscribe for a total of 760,000 ordinary shares in HHI at the subscription price of HK$6.746 per share.

During the period, HHI issued 72,000 ordinary shares at the subscription price of HK$5.858 each for a total cash consideration of HK$421,000 upon the exercise of the options previously granted. These shares rank pari passu in all respects with the existing ordinary shares of HHI.

Share award scheme

(a) ***The Company***
Except for the cancellation of 72,000 shares in the Company awarded to a director following his resignation during the period, there were no changes in the shares awarded by the Company during the period.

(b) ***HHI***
There were no changes in the shares awarded by HHI during the period.

18. SHARE PREMIUM AND RESERVES

	Attributable to equity holders of the Company											*Equity component of share option reserve of a subsidiary*	*Equity component of share award reserve of a subsidiary*	*Minority interests*	*Total*
	Share premium	*Capital redemption reserve*	*Capital reserve*	*Translation reserve*	*PRC statutory reserve*	*Investment revaluation reserve*	*Share option reserve*	*Share award reserve*	*Shares held for share award scheme*	*Retained profits*	*Total*				
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July, 2006	8,657,496	2,668	83,010	71,146	70,955	27,260	5,295	–	–	6,069,562	14,987,392	–	–	2,862,080	17,849,472
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	57,038	–	–	–	–	–	–	57,038	–	–	17,200	74,238
Gain arising from changes in fair value of available-for-sale investments	–	–	–	–	–	280,572	–	–	–	–	280,572	–	–	–	280,572
Deferred tax liabilities on changes in fair value of available-for-sale investments	–	–	–	–	–	(53,871)	–	–	–	–	(53,871)	–	–	–	(53,871)
Net income recognised directly in equity	–	–	–	57,038	–	226,701	–	–	–	–	283,739	–	–	17,200	300,939
Profit for the period	–	–	–	–	–	–	–	–	–	1,335,533	1,335,533	–	–	198,429	1,533,962
Total recognised income for the period	–	–	–	57,038	–	226,701	–	–	–	1,335,533	1,619,272	–	–	215,629	1,834,901
Issue of shares	8,468	–	–	–	–	–	–	–	–	–	8,468	–	–	–	8,468
Shares issue expenses	(8)	–	–	–	–	–	–	–	–	–	(8)	–	–	–	(8)
Repurchase of shares	–	2,080	–	–	–	–	–	–	–	(18,878)	(16,798)	–	–	–	(16,798)
Recognition of equity-settled share-based payments	–	–	–	–	–	–	5,602	–	–	–	5,602	375	–	140	6,117
Dividends and distributions to minority shareholders	–	–	–	–	–	–	–	–	–	–	–	–	–	(171,267)	(171,267)
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	(4,224)	(4,224)
Deemed disposal of interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	69,398	69,398
Transfers between reserves	–	–	–	–	8,340	–	–	–	–	(8,340)	–	–	–	–	–
Dividend paid *(note 10)*	–	–	–	–	–	–	–	–	–	(431,407)	(431,407)	–	–	–	(431,407)
At 31st December, 2006	8,665,956	4,748	83,010	128,184	79,295	253,961	10,897	–	–	6,946,470	16,172,521	375	–	2,971,756	19,144,652

18. SHARE PREMIUM AND RESERVES (continued)

	Attributable to equity holders of the Company											Equity component of share option reserve of a subsidiary	Equity component of share award reserve of a subsidiary	Minority interests	Total
	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Translation reserve HK$'000	PRC statutory reserve HK$'000	Investment revaluation reserve HK$'000	Share option reserve HK$'000	Share award reserve HK$'000	Shares held for share award scheme HK$'000	Retained profits HK$'000	Total HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st July, 2007	8,684,344	4,748	83,010	176,114	79,529	–	19,056	5,626	(21,668)	7,891,295	16,922,054	1,268	1,043	3,058,754	19,983,119
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	69,955	–	–	–	–	–	–	69,955	–	–	20,601	90,556
Gain arising from changes in fair value of available-for-sale investments	–	–	–	–	–	84,254	–	–	–	–	84,254	–	–	–	84,254
Deferred tax liabilities on changes in fair value of available-for-sale investments	–	–	–	–	–	(14,741)	–	–	–	–	(14,741)	–	–	–	(14,741)
Net income recognised directly in equity	–	–	–	69,955	–	69,513	–	–	–	–	139,468	–	–	20,601	160,069
Profit for the period	–	–	–	–	–	–	–	–	–	5,252,286	5,252,286	–	–	382,319	5,634,605
Translation reserve realised on disposal of interest in a jointly controlled entity	–	–	–	(56,025)	–	–	–	–	–	–	(56,025)	–	–	(20,893)	(76,918)
Investment revaluation reserve transferred to profit or loss on disposal of available-for-sale investments	–	–	–	–	–	(21,756)	–	–	–	–	(21,756)	–	–	–	(21,756)
Reversal of deferred tax liabilities on disposal of available-for-sale investments	–	–	–	–	–	3,807	–	–	–	–	3,807	–	–	–	3,807
Total recognised income for the period	–	–	–	13,930	–	51,564	–	–	–	5,252,286	5,317,780	–	–	382,027	5,699,807
Issue of shares	23,241	–	–	–	–	–	(4,014)	–	–	–	19,227	(50)	–	–	19,177
Shares issue expenses	(19)	–	–	–	–	–	–	–	–	–	(19)	–	–	–	(19)
Repurchase of shares	–	205	–	–	–	–	–	–	–	(2,798)	(2,593)	–	–	–	(2,593)
Recognition of equity-settled share-based payments	–	–	–	–	–	–	10,498	5,361	–	–	15,859	1,019	1,296	844	19,018
Dividends and distributions to minority shareholders	–	–	–	–	–	–	–	–	–	–	–	–	–	(170,100)	(170,100)
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	(8,434)	(8,434)
Deemed disposal of interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	302	302
Change in profit sharing of a jointly controlled entity	–	–	–	(2,534)	(3,100)	–	–	–	–	–	(5,634)	–	–	(2,095)	(7,729)
Contribution from equity participants	–	–	–	–	–	–	–	–	–	–	–	–	–	33,721	33,721
Transfers between reserves	–	–	–	–	5,287	–	–	–	–	(5,287)	–	–	–	–	–
Dividends paid *(note 10)*	–	–	–	–	–	–	–	–	–	(1,051,674)	(1,051,674)	–	–	–	(1,051,674)
At 31st December, 2007	8,707,566	4,953	83,010	187,510	81,716	51,564	25,540	10,987	(21,668)	12,083,822	21,215,000	2,237	2,339	3,295,019	24,514,595

19. TRADE AND OTHER PAYABLES

The following is an analysis of trade and other payables outstanding at the balance sheet date:

	30.6.2007 *HK$'000*	***31.12.2007*** ***HK$'000***
Payables due		
0–30 days	212,519	**200,420**
31–60 days	1,955	**12,762**
Over 60 days	110,986	**254,215**
	325,460	**467,397**
Retentions payable	31,466	**58,802**
	356,926	**526,199**

20. TOTAL ASSETS LESS CURRENT LIABILITIES/NET CURRENT ASSETS

The Group's total assets less current liabilities at 31st December, 2007 amounted to approximately HK$27,736 million (30.6.2007: HK$23,048 million).

The net current assets of the Group at 31st December, 2007 amounted to approximately HK$12,334 million (30.6.2007: HK$6,645 million).

21. PROJECT COMMITMENTS

(a) Property development

	30.6.2007 *HK$'000*	***31.12.2007*** ***HK$'000***
(i) Projects undertaken by the Group		
Authorised but not yet contracted for	646,679	**429,760**
Contracted for but not provided	111,975	**204,279**
	758,654	**634,039**
(ii) Project undertaken by a jointly controlled entity		
Group's share of property development expenditure		
Authorised but not yet contracted for	245,448	**—**
Contracted for but not provided	2,705	**—**
	248,153	**—**

(b) Property renovation

	30.6.2007 *HK$'000*	***31.12.2007*** ***HK$'000***
Property renovation expenditure		
Contracted for but not provided	278,209	**8,353**

(c) Commercial and hotel property project

During the period, the Group entered into an agreement with a PRC party to lease a commercial and hotel complex property in Guangzhou, the PRC. Under the agreement, the Group is responsible for the fitting-out of the property and the purchase of machinery and equipment required for the operation of the property at the estimated total costs of RMB1,000 million. Upon the completion of the property development, the Group is entitled to operate the property by paying fixed amounts of monthly rental, which will be increased progressively with a maximum annual rental of RMB178 million. Up to the balance sheet date, the Group had not incurred any cost for this property project.

(d) Expressway projects

At 31st December, 2007, the Group had outstanding commitments to make capital contribution to a jointly controlled entity, Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") for the development of Phase II of the Western Delta Route in the PRC ("Phase II West") of approximately RMB 591 million (30.6.2007: RMB 683 million).

At 31st December, 2007, the Group had agreed, subject to approval of the relevant authorities, to make capital contribution to West Route JV for the development of Phase III of the Western Delta Route of approximately RMB571 million (30.6.2007: RMB571 million).

In addition to the above, the Group's attributable share of the commitments of certain jointly controlled entities of the Group in respect of the acquisition of property and equipment, and construction of Phase II West contracted for but not provided totalling approximately HK$2,116 million at 31st December 2007 (30.6.2007: HK$1,426 million).

(e) Power station project

The Group has entered into a co-operation agreement with a PRC enterprise for the joint development of a 2X600 MW power station in Guangdong Province of the PRC which is undertaken by a joint venture company established during the current period for that purpose. The development cost of the project is estimated to be in the region of RMB5,200 million. The project has been approved by the relevant PRC authority. The Group has agreed to make capital contribution to the joint venture company amounting to RMB624 million, all of which has been contributed by the Group up to 31st December, 2007.

In addition to the above, the Group's share of the commitments of the joint venture company in respect of the development of the power station is as follows:

	30.6.2007 *HK$'000*	***31.12.2007*** ***HK$'000***
Authorised but not yet contracted for	—	**16,667**
Contracted for but not provided	—	**971,522**
	—	**988,189**

Save as disclosed herein, there have been no material changes in the Group's project commitments since 30th June, 2007.

22. CONTINGENT LIABILITIES

(a) Pursuant to the relevant agreements entered into among the joint venture partners of a jointly controlled entity, the Group had given guarantees for the repayment of the jointly controlled entity's bank loans, of which RMB890 million and HK$500 million were utilised at 30th June, 2007. The Group's obligation in this respect was released and discharged following the completion of the disposal of the jointly controlled entity during the current period.

(b) A subsidiary of the Company acted as guarantor for the repayment of the mortgage bank loans granted to purchasers of the subsidiary's properties amounting to HK$23 million at 31st December, 2007 (30.6.2007: HK$140 million).

Save as disclosed herein, there have been no material changes in the Group's contingent liabilities since 30th June, 2007.

23. EVENT AFTER THE BALANCE SHEET DATE

The disposal of the Group's investment properties and stock of completed properties referred to in note 16(ii)(a) was completed in January 2008, giving rise to a gain on disposal of HK$42 million which will be recognised in the consolidated income statement of the Group for the year ending 30th June, 2008.

CORPORATE INFORMATION AND KEY DATES

Board of Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Mr. Eddie Ping Chang HO*
Vice Chairman & Managing Director
Mr. Thomas Jefferson WU
Co-Managing Director
Mr. Josiah Chin Lai KWOK
Deputy Managing Director
Mr. Henry Hin Moh LEE#
Mr. Robert Van Jin NIEN
Mr. Guy Man Guy WU##
Lady Ivy Sau Ping KWOK WU *JP*#
Ms. Linda Lai Chuen LOKE##
Mr. Albert Kam Yin YEUNG
Mr. David Yau-gay LUI
Mr. Carmelo Ka Sze LEE#
Mr. Eddie Wing Chuen HO Junior
Mr. Lee Yick NAM##
Mr. Barry Chung Tat MOK
Mr. William Wing Lam WONG
Mr. Yuk Keung IP##

* *Also as Alternate director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*
\# *Non-Executive directors*
\## *Independent Non-Executive directors*

Audit Committee

Mr. Lee Yick NAM *Chairman*
Ms. Linda Lai Chuen LOKE
Mr. Guy Man Guy WU
Mr. Yuk Keung IP

Remuneration Committee

Mr. Eddie Ping Chang HO *Chairman*
Mr. Lee Yick NAM
Ms. Linda Lai Chuen LOKE

Company Secretary

Mr. Peter Yip Wah LEE

Registered Office

64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068

Solicitors

Woo, Kwan, Lee & Lo

Auditors

Deloitte Touche Tohmatsu

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code: 54)

Principal Bankers+

Agricultural Bank of China
Bank of China Limited
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Calyon
China CITIC Bank Corporation Limited
China Construction Bank Corporation
China Development Bank
China Merchants Bank Co., Limited
Chong Hing Bank Limited
Citibank, N.A.
DBS Bank Limited
Export Development Canada
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China Limited
Industrial and Commercial Bank of China (Asia) Limited
Luso International Banking Limited
Malayan Banking Berhad
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank, Limited
Oversea-Chinese Banking Corporation Limited
Shanghai Commercial Bank Limited
Shenzhen Development Bank
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

\+ *names are in alphabetical order*

Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2862 8555 Fax : (852) 2529 6087

American Depositary Receipt

CUSIP No.	439555301
Trading Symbol	HOWWY
ADR to share ratio	1:1
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations

Investor Relations Manager
Tel : (852) 2862 5683 Fax : (852) 2861 2068
Email : ir@hopewellholdings.com

Web Page

www.hopewellholdings.com

Key Dates

Interim results announcement	28th February, 2008
Closure of Register	17th March, 2008 to 20th March, 2008 (both days inclusive)
Interim dividend and special interim dividend payable (HK55 cents and HK55 cents respectively per ordinary share)	26th March, 2008

目錄

集團業績

合和實業有限公司(「公司」)董事會欣然宣佈截至二零零七年十二月三十一日止六個月公司及其附屬公司(「集團」)未經審核之中期業績。

概覽

截至二零零七年十二月三十一日止六個月集團表現非常理想，公司股權持有人之應佔溢利由港幣13.36億元大幅增加至港幣52.52億元。此表現主要由於集團出售位於澳門之物業發展項目，並出售其於廣州東南西環高速公路合營企業公司(「環城公路合營企業」)之權益。由於兩者均被視為「特殊項目」，而集團於分別出售兩個項目後已停止攤佔其收入，故集團之營業額及除利息及稅項前溢利(「除利息及稅項前溢利」)均有所減少。

截至二零零七年十二月三十一日止六個月，集團各業務之營業額及其除利息及稅項前溢利之分析如下：

	營業額 (附註1)		除利息及稅項前溢利 (附註2)	
港幣百萬元	*2006*	***2007***	*2006*	***2007***
物業投資(附註3)	189	**229**	104	**109**
於期內落成物業公平值變動產生之盈利	–	**–**	–	**371**
物業發展	193	**6**	655	**(7)**
基建項目投資	3	**1**	627	**462**
酒店業務(附註4)	190	**209**	38	**45**
其他	–	**–**	73	**79**
	575	**445**	1,497	**1,059**
應佔共同控制個體之營業額				
物業發展	1,064	**–**		
基建項目投資	1,004	**924**		
	2,643	**1,369**		

	業績	
港幣百萬元	*2006*	***2007***
除利息及稅項前溢利(附註2)	1,497	**1,059**
特殊項目	8	**4,763**
其他投資物業公平值變動產生之盈利	96	**130**
財務成本	(44)	**(45)**
稅項	(23)	**(273)**
本期溢利	1,534	**5,634**
應佔溢利：		
公司股權持有人	1,336	**5,252**
少數股東權益	198	**382**
	1,534	**5,634**

附註：

(1) *營業額乃指集團之營業額港幣4.45億元（二零零六年：港幣5.75億元），加上集團應佔經營物業發展業務及基建項目投資之共同控制個體之營業額分別為零（二零零六年：港幣10.64億元）及港幣9.24億元（二零零六年：港幣10.04億元）。*

(2) *除利息及税項前溢利包括應佔共同控制個體及聯營公司之溢利合共港幣4.93億元（二零零六年：港幣12.69億元）。*

(3) *物業投資包括物業租賃、代理及管理。*

(4) *酒店業務包括酒店持有及管理、餐館營運及食品經營。*

營業額

截至二零零七年十二月三十一日止六個月，營業額包括集團按比例應佔之經營物業發展及收費高速公路業務之共同控制個體之營業額達港幣13.69億元，較去年同期港幣26.43億元減少48%。如上文所述，減少主要源於集團出售兩間共同控制個體之權益，即位於澳門之物業發展合營企業公司及環城公路合營企業。截至二零零七年十二月三十一日止六個月，該兩個出售項目應佔之營業額分別為港幣零及港幣4,600萬元，而去年同期則分別為港幣10.64億元及港幣9,200萬元。同時，由於集團於截至二零零七年六月三十日止年度已大致完成出售位於花都發展物業之第1A期，而新一期發展尚未展開，因此於回顧期間只錄得小額銷售額。另一方面，集團物業投資及酒店業務分別錄得港幣2.29億元及港幣2.09億元之營業額（較去年同期分別增長21%及10%）。

除利息及税項前溢利

集團之除利息及税項前溢利較去年同期港幣14.97億元減少29%至港幣10.59億元。減少主要由於集團出售澳門之物業發展項目（截至二零零六年十二月三十一日止六個月之集團除利息及税項前溢利之收益為港幣6.3億元）及來自基建項目投資業務之收益減少。基建業務表現受於二零零七年九月出售環城公路合營企業之45%權益所影響、自二零零七年十月十八日起至二零零八年一月十日廣州－深圳高速公路（「廣深高速公路」）新塘至東莞段南行主線因進行維修／改善工程而暫時封閉所影響及得益於人民幣升值帶來之盈利所影響。除以上所述者外，中國有關部門頒佈了中華人民共和國主席令第63號《中華人民共和國企業所得税法》（「中國新企業所得税法」），據此集團之中國共同控制個體税率在未來五年逐步由18%遞增至25%，並已於二零零八年一月一日生效。共同控制個體之遞延税項結餘已作調整以增加遞延税項支出。其他業務分部包括物業投資及酒店業務均錄得增長。

特殊項目

於回顧期間從特殊項目錄得港幣47.63億元之盈利，為(i)出售集團於澳門之物業發展項目所得港幣39.48億元之盈利；(ii)出售集團於環城公路合營企業之權益所得港幣7.93億元之盈利；及(iii)出售可供出售投資所得港幣2,200萬元之盈利的總額。去年同期之特殊項目港幣800萬元代表於該期內由合和公路基建有限公司（「合和公路基建」）認股權證持有人行使合和公路基建認股權證後視作出售合和公路基建之權益之盈利。

股權持有人之應佔溢利

集團之股權持有人之應佔溢利為港幣52.52億元，較去年同期港幣13.36億元上升293%。扣除於過往年度落成之投資物業公平值增加之影響，集團之股權持有人之應佔淨溢利為港幣51.45億元，較去年同期之港幣12.57億元增長309%。

中期股息及特別中期股息

董事會宣佈派發截至二零零八年六月三十日止財政年度之中期股息每股普通股港幣55仙(二零零七年六月三十日:港幣38仙)。董事會亦決定派發特別中期股息,每股普通股港幣55仙(二零零七年六月三十日:零)。中期及特別中期股息將約於二零零八年三月二十六日派發予於二零零八年三月二十日營業時間結束時已登記之股東。

暫停辦理股份過戶登記

公司將於二零零八年三月十七日(星期一)至二零零八年三月二十日(星期四),包括首尾兩天在內,暫停辦理股份過戶登記手續。股東如欲獲享中期股息及特別中期股息,必須於二零零八年三月十四日(星期五)下午四時三十分前,將所有過戶文件連同有關股票,送達公司在香港之股份登記處一香港中央證券登記有限公司,地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

業務回顧

物業投資

於回顧期內,出租物業業務之營業額上升21%,從去年同期之港幣1.89億元增加至港幣2.29億元。除利息及稅項前溢利上升5%至港幣1.09億元。

期內,香港國際展貿中心(「展貿中心」)已完成其第一期之主要改善及整修工程,而EMax及匯星兩個場址已開始營運。

集團剛取得QRE Plaza之入伙紙,隨著QRE Plaza之完成,集團之物業投資組合進一步加強。為了進一步推廣及提升合和中心、QRE Plaza及其毗鄰建築物之價值,集團已開展「The East」計劃,將此等物業連繫起來,按一站式生活消閒概念,建構一個全新的中心區。一條連接合和中心、QRE Plaza及胡忠大廈之行人天橋現已開放予公眾使用。「The East」之品牌將把公眾的焦點集中在建築物之方便位置(即處於灣仔心臟地帶之皇后大道東,鄰近港鐵站)及其於多元文化環境下獨特的東方色彩。

為加強集團的物業業務品牌,集團已重新塑造合和物業代理有限公司(「合和物業代理」)的形象,合和物業代理在香港及珠江三角洲提供全面的物業銷售、租務及物業管理服務。合和物業代理以約270名員工組成的專業團隊,現時在香港管理約300萬平方呎總樓面面積的資產。

灣仔**合和中心**

合和中心為集團旗艦出租物業,回顧期內平均出租率一直維持在約95%之水平,同時續約及新出租單位之租金也越見改善。其整體出租價格與去年同期比較總增長約38%;其辦公室租戶組合包括愈來愈多跨國公司,同時亦已招徠新零售租戶以推廣「The East」概念。已

安排將於合和中心進行持續的翻新及改善工程，以鞏固此幢大廈之長期競爭力。

灣仔QRE Plaza

QRE Plaza為一幢樓高25層之時尚商業大廈，最近於回顧期內取得入伙紙。儘管「The East」之品牌只在剛開發階段，市場對我們的租賃活動反應已相當理想；多間時尚飲食公司與及其他日常生活品味及服務行業已選擇於QRE Plaza開設店鋪。集團將繼續努力營造優良的租戶組合，以加強「The East」概念。於QRE Plaza的總投資成本約港幣1.4億元。

九龍灣香港國際展貿中心

展貿中心已完成其主要裝修及翻新工程之第一階段。於回顧期內，超過900,000平方呎之展貿中心已由展貿用途轉型為一個全新購物及娛樂中心－EMax。一所多用途場地名為「匯星」亦已於二零零七年十一月建成。該會堂提供30,000平方呎無柱之空間，可容納3,600名觀眾，用以舉辦演唱會、展覽、電影首映禮、會議、宴會、體育、學術及其他活動；並獲得熱烈的市場反應。集團現正微調其對展貿中心第二階段之裝修及翻新工程之方案。

由於人們對東九龍之零售及／或寫字樓舖位之需求不斷上升，並多了一批受展貿中心之娛樂設施吸引之新租客，展貿中心整幢大廈(包括零售及寫字樓)於截至二零零七年十二月三十一日之平均出租率約為87%。寫字樓部份之平均出租率為91%，而EMax之平均出租率為82%。會議及展覽業務之收益亦較去年同期增長21.5%。

荃灣悅來酒店購物商場—悅來坊商場

悅來坊商場為一幢佔地221,000平方呎之購物中心，位於悅來酒店二樓、地面及三層地庫，並提供大量之停車泊位。悅來坊商場鄰近港鐵站，從港鐵站可步行而至，其周邊為大批商業、工業及住宅開發項目，為其帶來大量行人人流。悅來坊商場已被視為一個現代時尚的購物商場；其已吸引眾多種類的租戶，為眾多本地家庭、酒店貴賓及來自其他區域之顧客提供飲食、時裝飾物、家居設計、生活享受及娛樂。於回顧期內，其平均出租率逾80%，且正不斷上升。

灣仔皇后大道東214-224號住宅及商用大樓

集團於此地點興建一幢樓高28層之大廈作長線投資用途，進度良好。根據現時計劃，建築工程將於二零零九年上半年完成。按現時計劃下的總投資額約為港幣3.65億元。由於大廈位處灣仔商業區心臟地帶，有完善公共交通配套，並與鄰近之樓宇有廣泛之行人道連接，交通便捷，故目前正計劃此大廈提供216個高質素之時尚服務式住宅單位作短期或長期租賃；市場推廣計劃推出前已收到令人鼓舞的反應。

跑馬地**樂活道12號住宅發展項目**

集團現時計劃重建此址，發展為樓高45層之住宅大廈，其總樓面面積約為113,900平方呎，此計劃已開始進行。此開發項目之地基及地盤平整工程經已開始，並擬於二零一零年第二季竣工。按現時計劃下的總投資額約為港幣6.15億元。此大廈現時規劃為作租賃用途之豪華住宅，由集團持有作長期投資，進一步加強集團經常性租務收入。

廣州**獵德綜合商業項目**

於回顧期內，集團之一間附屬公司與廣州市獵德經濟發展有限公司(「獵德公司」)簽訂一份協議，待有關綜合商業物業落成後，將以經營性租賃的安排，向獵德公司租賃該項目。該項目位處廣州之中心商務區天河區內之珠江新城區。根據該協議，此附屬公司將負責該項目之裝修及設備，並於該項目開始業務營運時向獵德公司支付租金。根據目前之計劃，此附屬公司擬於該項目投資約人民幣10億元，而項目的建築工程將於二零零九年第四季度內開始，並擬定於二零一四年完成。

該項目正處於設計階段。項目之地盤面積約為32,000平方米。根據最新規劃，總樓面面積(包括地庫)將達約240,000平方米，其中包括一間提供400個房間之五星級酒店、250個服務式住宅單位、佔地約38,000平方米之甲級寫字樓，以及一個佔地約57,500平方米，集飲食、娛樂及購物設施於一身之高檔購物中心。

荃灣**荃威花園商場**

於二零零八年一月，集團已完成出售其於荃威花園擁有之商場及多個泊車位之權益。

物業發展

澳門**氹仔濠庭都會**

集團已完成出售其於濠庭都會全部50%之權益及其於兩間關連物業管理公司全部50%之權益，總代價為現金港幣45.8億元。該交易已完成，並已收取代價之全數金額。此出售事項令集團能抓緊機會提早變現其於此項目之權益價值，而出售事項所得之港幣39.48億元利潤已於回顧期內確認。

廣州**花都區合和新城**

集團於合和新城擁有95%權益。合和新城為一個位於花都區之綜合開發項目，而花都區為廣州最迅速發展地區之一。該開發項目之第1A期之高層洋房及聯排別墅已於二零零七年年初全部售出。佔地約18,000平方米之第1B期開發項目現正計劃於二零零九年第二季完成，總投資額約人民幣5,000萬元。按現時已批准的圖則，第1B期將為6幢高層洋房。總樓面面積約為94,000平方米之第二期項目現正計劃於二零零八年年中開始動工，此項目將包括48

個聯排別墅單位(現時計劃於二零零九年年初完成)及10幢高層洋房(現時計劃於二零零九年下半年完成)。現時計劃下的第二期總投資額約人民幣3億元。

公路基建業務

合和公路基建

於二零零七年十二月三十一日，集團繼續於合和公路基建保留約73%股權，合和公路基建專注開發、推動、發展、投資及經營收費高速公路及橋樑。

截至二零零七年十二月三十一日止六個月，合和公路基建所投資的高速公路項目－廣深高速公路及珠江三角洲西岸幹道第I期(「西綫I期」)的綜合日均車流量錄得5%增長至36.35萬架次，而期內綜合日均路費總收入則減少5%至人民幣980萬元，六個月的路費總收入為人民幣18.06億元。路費收入減少的主要原因為自二零零七年十月十八日起，廣深高速公路的新塘至東莞段南行主線封閉進行維修／改善工程，該工程已提早完成，而該維修路段於二零零八年一月十日重開通車。

近年來，由於中央政府對全國的土地使用審批嚴格，增加了徵地拆遷的難度及延長了交地的時間，珠江三角洲西岸幹道第II期(「西綫II期」)的建設仍不斷進行，按現時計劃，約於二零零九年底建成。而珠江三角洲西岸幹道第III期(「西綫III期」)申請立項所需的前期工作亦正在進行中。

於二零零七年八月九日，合和公路基建的一間附屬公司與廣州東南西環高速公路有限公司(「環城公路合營企業」)之中方夥伴訂立協議，以人民幣17.1255億元出售其在此合營企業之所有權益。有關交易已在二零零七年九月完成，並為集團帶來港幣7.93億元的(除税前)出售盈利 。

中國的新企業所得税法已於二零零八年一月一日起實施，新税率由現時的18%於二零零八年一月一日起的五年內遞增至25%(二零零九年：20%；二零一零年：22%；二零一一年：24%；二零一二年：25%)。根據此法規，目前享有企業所得税優惠之廣深高速公路合營企業及西綫I期合營企業可繼續享有餘下未享用之税項優惠，直至有關日期屆滿為止。

受惠於人民幣持續升值，廣深高速公路合營企業的美元貸款折算人民幣時產生了匯兑收益。合和公路基建現時財務狀況非常穩健，截至二零零七年十二月三十一日，合和公路基建及其附屬公司(不包括共同控制個體)持有現金港幣62.52億元及尚未提用的港幣36億元銀行貸款額度。

廣州-深圳高速公路

廣深高速公路是珠江三角洲高速公路網絡內之主要幹道，連接廣州、東莞、深圳及香港四個主要城市。於回顧期內，廣深高速公路日均車流量較去年同期增長5%達33.6萬架次，日

均路費收入則減少5%至人民幣940萬元，六個月的路費總收入為人民幣17.34億元。路費收入減少的主要原因為自二零零七年十月十八日起，廣深高速公路的新塘至東莞段南行主線暫時封閉以進行維修／改善工程。於此期內，日均路費收入較去年同期減少約人民幣170萬元；雖然每日路費收入減少17%，但每日車流量僅減少3%，表示於維修／改善期內分流的車輛於繞過封閉路段後重返廣深高速公路。

該工程已提早完成，而該維修路段已於二零零八年一月十日重開通車。廣深高速公路合營企業已於二零零八年二月十八日開始對東莞至新塘段北行主線進行相類似的維修／改善工程，按現時計劃，工程將於截至二零零八年六月三十日止之本財政年度內完成。合和公路基建相信該等工程將為廣深高速公路的營運帶來長遠效益。



廣深高速公路
平均每日車流量
（架次千輛）
320
336
2006
2007
七月至十二月



廣深高速公路
平均每日路費收入
（人民幣千元）
9,968
9,400
2006
2007
七月至十二月



廣深高速公路
以車輛類別劃分之車流量
100%
80%
60%
40%
20%
0%
67.6%
68.0%
5.9%
4.5%
17.8%
1.9%
2.2%
2006
2007
七月至十二月
一類車
二類車
三類車
四類車
五類車

有關合和公路基建在廣深高速公路建設期間所投入的額外投資，廣深高速公路合營企業已於二零零八年一月支付合和公路基建一間附屬公司人民幣7.2514億元。

廣深高速公路繼續專注交通管理事宜；於回顧期內，投入資源以增加路政巡邏及拯救服務及增加安全措施，以提高交通意外處理的效率並減少意外造成的交通堵塞。因此，於二零零七年內，意外的死亡人數減少。

隨著廣東省經濟的持續增長及汽車擁有量的快速增加，合和公路基建相信廣深高速公路的車流量及路費收入將保持平穩增長。為應付日益增加的交通需求，廣深高速公路合營企業正進一步完善擴建廣深高速公路至雙向共十車道的可行性研究。

根據合作合同規定，自二零零七年七月一日起，合和公路基建的利潤分配比例由50%調整為48%。

珠江三角洲西岸幹道第I期

西綫I期北連廣州的東南西環高速公路，南接順德的105國道及碧桂公路，是現時唯一連接廣州至順德的高速公路。

過去一年，佛山市一條與西綫I期平行的免費路對西綫I期所造成的分流影響漸趨穩定；同時，自二零零七年九月中起，東南西環高速公路免收費，西綫I期車流顯著增加，令西綫I期的路費收入恢復增長。於回顧期內，日均車流量27,500架次，較去年同期增長2%，日均路費收入人民幣39萬元，較去年同期下跌1%。回顧期之六個月的路費總收入為人民幣7,200萬元。


西綫 I 期
平均每日車流量
（架次千輛）
27.0
27.5
2006
2007
七月至十二月


西綫 I 期
平均每日路費收入
（人民幣千元）
396
390
2006
2007
七月至十二月


西綫 I 期
以車輛類別劃分之車流量
100%
80%
60%
40%
20%
0%
51.8%
55.8%
10.5%
8.6%
26.1%
24.3%
2.0%
2.1%
2006
2007
七月至十二月
一類車
二類車
三類車
四類車
五類車

隨著大量汽車通過免費的東南西環高速公路進出西綫I期，合和公路基建相信西綫I期的車流量及路費收入將持續增長。

珠江三角洲西岸幹道第II期及第III期

西綫II期高速公路全長46公里，雙向共六車道，北連西綫I期，南接中山的105國道及規劃中的西部快速路。該項目由合和公路基建之一間附屬公司(即參與西綫I期的附屬公司)參佔50%權益。近年來，雖然中央政府對全國的土地使用審批嚴格，增加了徵地拆遷的難度及延長了交地的時間，西綫II期的建設仍不斷進行，現時計劃於二零零九年底建成。

西綫III期高速公路長約38公里，北連西綫II期，南達珠海。合和公路基建之一間附屬公司(即參與西綫I期的附屬公司)已與中方夥伴(同為西綫I期及西綫II期的中方夥伴)簽訂協議，共同投資、建設及經營西綫III期。西綫III期立項申請的前期工作正在進行中。

預期在西綫II期及西綫III期相繼建成後，珠江三角洲西岸幹道將貫通廣州、佛山、中山及珠海等重要城市，成為珠江三角洲西岸的策略性幹道。

港珠澳大橋項目

根據傳媒報導，中央政府對港珠澳大橋項目高度支持，項目的各項可行性研究已接近完成。合和公路基建相信當該項目展開招標時，合和公路基建及其附屬公司將會處於有利位置，可擔當一個重要角色。

電廠

集團計劃於廣東省河源市興建的一家2x600兆瓦特超超臨界燃煤電廠—河源電廠已開始動工。按目前計劃，電廠擬於二零零九年上半年開始商業營運，總投資成本將約為人民幣52億元。合營公司已於二零零八年二月取得一項人民幣36.4億元的項目銀團貸款。此為深圳能源集團與集團之一間附屬公司之合營企業。我們的附屬公司於此合營企業之權益約為40%。

酒店及餐飲

於回顧期內，酒店業務之營業額及除利息及税項前溢利分別為港幣2.09億元及港幣4,500萬元，較去年同期分別增加10%及18%。悦來酒店表現令人滿意，餐廳及餐飲服務業務亦錄得平穩增長。

荃灣**悦來酒店**

於回顧期內，儘管悦來酒店面對新競爭對手之挑戰以及市場競爭加劇，且與去年同期相比，平均房間入住率輕微減少2%至88%，惟其平均房間價格仍較去年同期高。酒店房間總收益為港幣7,340萬元，較去年高2%；而總收益為港幣1.126億元，較去年高出港幣530萬元或5%。房間收益主要來自休閒市場，同時商務旅客亦是悦來酒店穩定之收入來源。

餐廳及餐飲服務

於回顧期內，合和中心之旋轉R66餐廳及悅來酒店之餐廳及餐飲業務繼續維持穩定增長。

展貿中心之宴會業務在收益方面與去年同期相比亦錄得26%之增長，主要是由於在展貿中心舉行之活動有所增加。展貿中心內其他食肆已重新定位以吸引食客，並得到正面之市場反應。

於期內，香腸、肉類及魚類產品製造及供應商德國食品有限公司之業務持續錄得正增長。

灣仔Mega Tower酒店

集團致力達成其建議於合和中心以西之鄰近地盤開發擁有2,000間房間之Mega Tower酒店之計劃。於回顧期內，就城市規劃委員會否決集團二零零四年之規劃申請而提出之上訴按友好協議而延期。集團相信是次延期安排符合雙方之共同利益，並將有助項目提早實現。

財務回顧

資金流動性及財務資源

集團財務狀況持續穩健，現金淨額及可動用銀行貸款額達港幣295.69億元(二零零七年六月三十日：港幣195.93億元)。

港幣百萬元	二零零七年六月三十日	二零零七年十二月三十一日
現金		
合和公路基建	3,904	**6,252**
集團其他個體	1,854	**5,353**
	5,758	**11,605**
可動用銀行貸款額		
合和公路基建	3,600	**3,600**
集團其他個體	10,235	**14,364**
	13,835	**17,964**
現金及可動用銀行貸款額		
合和公路基建	7,504	**9,852**
集團其他個體	12,089	**19,717**
	19,593	**29,569**

現金及可動用銀行貸款額增加的主要原因之一乃由於完成出售澳門濠庭都會所得之現金收益港幣45.8億元所致。此外，於二零零七年九月，集團成功與20家國際及本地銀行達成港幣70億元之七年期循環貸款協議，作為集團一般營運資金。

於二零零七年十二月三十一日，集團並無公司債務結欠(與二零零七年六月三十日狀況相同)。集團手頭現金淨額及可動用銀行貸款額充裕，有足夠財務資源以應付日常經營業務、現有及未來投資活動所需。

庫務政策

集團集中管理及控制其財務及庫務活動，主要旨在有效地利用集團資金及管理財務風險。

集團一直對庫務管理採取審慎之政策，持續監測其利率及外幣兌換風險。財務工具的運用受嚴格控制。

集團之銀行信貸額主要為浮息貸款及以港幣為單位。於二零零七年十二月三十一日，集團並無銀行借貸。

集團之資本結構主要為股東權益，載列如下：

港幣百萬元	二零零七年六月三十日	**二零零七年十二月三十一日**
公司股權持有人應佔權益	19,171	**23,466**
一附屬公司以股份為基礎之補償儲備金	2	**4**
少數股東權益	3,059	**3,295**
總股東權益	22,232	**26,765**
銀行貸款	–	**–**
總資本	22,232	**26,765**

項目承擔

項目承擔之詳情載列於簡明綜合財務報告表附註21。

或然負債

或然負債之詳情載列於簡明綜合財務報告表附註22。

資產抵押

於二零零七年十二月三十一日，集團並無抵押其資產。

重大收購或出售

除於業務回顧所述之出售環城公路合營企業的權益及完成出售集團於澳門之物業發展項目外，公司於截至二零零七年十二月三十一日止六個月內並無對其附屬公司、共同控制個體及聯營公司作出重大收購或出售。

由於中國（特別是珠江三角洲及香港）之經濟前景隨著中港兩地往還日益緊密仍然明朗，集團相信其核心業務（即物業、基建業務以及酒店及餐飲業務）將會受惠。

在物業方面，隨著QRE Plaza及EMax竣工、展貿中心大樓第一期裝修及翻新工程完成、皇后大道東214號項目、樂活道項目及獵德物業項目快將推出，加上現有物業同時進行之改善及翻新工程，集團之投資物業組合將進一步地鞏固。

在開發方面，集團將繼續致力分期開發花都區合和新城，並務求提前落成Mega Tower酒店。

公路基建業務方面，雖然廣深高速公路之新塘至東莞路段須關閉以進行維修／改善工程，但集團相信有關改善工程將長遠對其營運有利。上述路段之南行車線已於二零零八年一月十日較預期提前完成。北行車線之工程亦已於二零零八年二月十八日開始，並預計於截至二零零八年六月三十日的本財政年度內完成。集團相信西綫I期之交通量及收費收入將逐步提升。西綫II期之建築進度，亦令人滿意。

至於電廠方面，河源電廠之建築進度理想，按現時規劃，預期可於二零零九年投產。

集團在酒店及餐飲業務方面，將繼續奉行別樹一幟、以客為尊之策略，以加強其競爭力以及擴大其市場佔有率。

集團於回顧期內表現理想，憑藉其雄厚及穩健之財政狀況，已作好準備於出現合適之商機時，作出新投資。

其他資料

中期業績之審閱

集團截至二零零七年十二月三十一日止六個月之未經審核中期業績已由公司之審計委員會及核數師德勤•關黃陳方會計師行審閱。

董事於股份、相關股份及債權證之權益

於二零零七年十二月三十一日，根據證券及期貨條例第352條須載錄於公司存置之登記冊內，或根據上市規則附錄10所載上市公司董事進行證券交易之標準守則(「標準守則」)而須通知公司及香港聯合交易所有限公司(「聯交所」)，公司各董事及最高行政人員於公司或公司任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下：

(A) 公司[i]

	股份							
董事	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益[ii](受控制公司擁有之權益)	其他權益[iii]	股本衍生工具相關股份[iv]	獎授股份[v]	總權益	佔已發行股本之百分比
胡應湘	74,683,032	21,910,000[vi]	111,250,000[vii]	30,680,000	–	–	238,523,032[x]	26.49%
何炳章	25,023,462	1,365,538	2,050,000	–	–	–	28,439,000	3.16%
胡文新	27,840,000	–	820,000	–	–	–	28,660,000	3.18%
郭展禮	1,095,000	–	–	–	–	180,000	1,275,000	0.14%
李憲武	5,104,322	–	–	–	–	–	5,104,322	0.57%
嚴文俊	756,000	–	–	–	–	72,000	828,000	0.09%
胡文佳	2,645,650	–	–	–	–	–	2,645,650	0.29%
胡郭秀萍	21,910,000	124,743,032[viii]	61,190,000[ix]	30,680,000	–	–	238,523,032[x]	26.49%
陸勵荃	–	1,308,981	–	–	–	–	1,308,981	0.15%
雷有基	8,537	–	–	–	–	–	8,537	0.00%
楊鑑賢	230,000	–	–	–	–	120,000	350,000	0.04%
何榮春	536,000	–	–	–	–	72,000	608,000	0.07%
藍利益	90,000	–	–	–	–	–	90,000	0.01%
莫仲達	200,000	–	–	–	2,000,000	100,000	2,300,000	0.26%
王永霖	50,000	–	–	–	288,000	100,000	438,000	0.05%

附註：

(i) 於公司之所有股份及股本衍生工具相關股份之權益均為好倉。各董事或最高行政人員概無持有任何公司之股份及股本衍生工具相關股份之淡倉。

(ii) 公司權益由一間公司實益擁有，而根據證券及期貨條例，公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 其他權益30,680,000股股份由胡應湘爵士(「胡爵士」)及其妻子胡爵士夫人郭秀萍太平紳士(「胡爵士夫人」)共同持有之權益。

(iv) 股本衍生工具相關股份之權益為根據二零零三年優先認股權計劃授予董事以供認購公司股份之優先認股權之權益，進一步詳情載列在「公司之優先認股權」一段中。

(v) 獎授股份之權益為董事在二零零七年一月二十五日所採納之公司僱員股份獎勵計劃下獲授予而尚未歸屬之獎授股份之權益，詳情載列如下：

董事	獎授日期	獎授股份之數目	歸屬日期
郭展禮	25/01/2007	90,000	25/01/2008
		90,000	25/01/2009
嚴文俊	25/01/2007	36,000	25/01/2008
		36,000	25/01/2009
楊鑑賢	25/01/2007	60,000	25/01/2008
		60,000	25/01/2009
何榮春	25/01/2007	36,000	25/01/2008
		36,000	25/01/2009
莫仲達	25/01/2007	50,000	25/01/2008
		50,000	25/01/2009
王永霖	25/01/2007	50,000	25/01/2008
		50,000	25/01/2009

(vi) 家屬權益21,910,000股股份乃胡爵士夫人之權益。

(vii) 公司權益111,250,000股股份乃由胡爵士持有之權益，此權益包括附註(ix)所列之權益61,190,000股。

(viii) 家屬權益124,743,032股股份乃胡爵士之權益，此數包括胡爵士透過由公司持有之50,060,000股股份。

(ix) 公司權益61,190,000股股份由胡爵士及胡爵士夫人各自擁有50%權益之公司所持有。

(x) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(B) 相聯法團

(a) 合和公路基建有限公司(「合和公路基建」)

董事	合和公路基建股份				總權益	佔已發行股本之百分比
	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益[i](受控制公司擁有之權益)	其他權益		
胡應湘	6,249,402	2,491,000[ii]	10,124,999[iii]	3,068,000[iv]	21,933,401[viii]	0.74%
何炳章	1,824,046	136,554	205,000	–	2,165,600	0.07%
胡文新	5,797,000	–	82,000	–	5,879,000	0.20%
李憲武	279,530	–	–	–	279,530	0.01%
嚴文俊	60,000	–	–	–	60,000	0.00%
胡郭秀萍	2,491,000[v]	10,255,402[vi]	6,118,999[vii]	3,068,000[iv]	21,933,401[viii]	0.74%
雷有基	853	–	–	–	853	0.00%

附註：

(i) 此等合和公路基建股份由一間公司實益擁有，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(ii) 2,491,000股合和公路基建股份乃由胡爵士夫人持有之權益。

(iii) 公司權益10,124,999股合和公路基建股份為胡爵士持有之權益，此數包括附註(vii)所列之公司權益6,118,999股合和公路基建股份。

(iv) 其他權益3,068,000股合和公路基建股份乃由胡爵士及胡爵士夫人共同持有之權益。

(v) 2,491,000股合和公路基建股份為胡爵士夫人個人實益擁有之權益，並代表附註(ii)所列之同等數目之股份權益。

(vi) 家屬權益10,255,402股合和公路基建股份乃胡爵士之權益。此權益包括由胡爵士透過公司持有之4,006,000股合和公路基建股份。

(vii) 公司權益6,118,999股合和公路基建股份由胡爵士及胡爵士夫人各自擁有50%權益之公司所持有。

(viii) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(b) *合信保險及再保險有限公司(「合信保險」)*

何炳章先生及其聯繫人透過其持有100%權益的香港保險代理有限公司實益擁有公司之相聯公司－合信保險之600,000股普通股，佔其已發行股本之50%。

所有上述於相聯法團持有之股份之權益為好倉。

除上述所披露外，於二零零七年十二月三十一日，各董事或最高行政人員概無持有公司相聯法團之任何其他股份、相關股份及債權證之權益或淡倉，而須根據證券及期貨條例第352條記載於本公司存置之登記冊內者，或須根據標準守則規定通知公司及聯交所。

公司之優先認股權

公司股東已批准採納新優先認股權計劃(「二零零三年優先認股權計劃」)，於二零零三年十一月一日生效。二零零三年優先認股權計劃將於二零一三年十月三十一日屆滿，惟尚未行使之優先認股權將可繼續行使。

截至二零零七年十二月三十一日止期內，根據二零零三年優先認股權計劃之優先認股權變動詳情如下：

	授出日期	每股行使價 (港幣)	優先認股權數目 於二零零七年七月一日尚未行使	於期內授出	於期內行使*	於期內歸屬	於二零零七年十二月三十一日尚未行使	行使期	於期內緊接授出日期之前的收市價 (港幣)
董事									
張利民#	08/09/2004	17.10	200,000	–	200,000	–	–	08/09/2004 – 07/09/2007	不適用
莫仲達	02/09/2005	19.94	2,000,000	–	–	–	2,000,000	02/03/2006 – 01/03/2009	不適用
王永霖	10/10/2006	22.44	288,000	–	–	–	288,000	01/11/2007 – 31/10/2013	不適用
僱員	10/10/2006	22.44	8,416,000	–	845,600	–	7,570,400	01/11/2007 – 31/10/2013	不適用
僱員	15/11/2007	36.10	–	5,248,000	–	–	5,248,000	01/12/2008 – 30/11/2014	35.20
合共			10,904,000	5,248,000	1,045,600	–	15,106,400		

* *包括27,800股優先認股權已於二零零七年十二月行使，但新股份於二零零八年一月才配發。*

\# *張利民先生辭任公司董事，於二零零七年十月十八日生效。*

期內，緊接董事行使優先認股權日期之前的股份加權平均收市價為港幣32.1元。

期內，緊接僱員行使優先認股權日期之前的股份加權平均收市價為港幣36.08元。

於二零零四年九月八日授出之優先認股權可在授出日後行使；而於二零零五年九月二日、二零零六年十月十日及二零零七年十一月十五日授出之優先認股權可按下列方式行使：

最多可行使之優先認股權	***行使期限***
於二零零五年九月二日授出	
授出優先認股權之50%	02/03/2006 — 01/03/2007
授出優先認股權之100%*	02/03/2007 — 01/03/2009
於二零零六年十月十日授出	
授出優先認股權之20%	01/11/2007 — 31/10/2008
授出優先認股權之40%*	01/11/2008 — 31/10/2009
授出優先認股權之60%*	01/11/2009 — 31/10/2010
授出優先認股權之80%*	01/11/2010 — 31/10/2011
授出優先認股權之100%*	01/11/2011 — 31/10/2013
於二零零七年十一月十五日授出	
授出優先認股權之20%	01/12/2008 — 30/11/2009
授出優先認股權之40%*	01/12/2009 — 30/11/2010
授出優先認股權之60%*	01/12/2010 — 30/11/2011
授出優先認股權之80%*	01/12/2011 — 30/11/2012
授出優先認股權之100%*	01/12/2012 — 30/11/2014

* *包括尚未行使之優先認股權*

按二項式期權定價模式計算，於期內授出每股行使價港幣36.10元之優先認股權在授出當日之公平值估計約為港幣4,370萬元。其價值乃按照授出當日之股價每股港幣35.10元、公司股價歷史波動比率33%(乃根據截至二零零七年十一月十五日止過往七年公司每星期之股價波動而計算)、預計優先認股權之年期7年，預計股息回報率4.7%以及參考七年期外匯基金債券之無風險回報率3.384%而估計。

優先認股權的公平值以二項式期權定價模式評估。該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於期內所授出優先認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平值構成重大影響，二項式期權定價模式未必能夠可靠地計算優先認股權之公平值。

合和公路基建之優先認股權

(a) 合和公路基建之優先認股權計劃(「合和公路基建優先認股權計劃」)由當時合和公路基建之唯一股東於二零零三年七月十六日以書面決議案批准，及經由公司股東於二零零三年七月十六日舉行之股東特別大會上批准。合和公路基建優先認股權計劃將於二零一三年七月十五日屆滿。

(b) 截至二零零七年十二月三十一日止期內，在合和公路基建優先認股權計劃下之優先認股權變動詳情如下：

			優先認股權數目						
	授出日期	每股行使價 (港幣)	於二零零七年七月一日尚未行使	於期內授出	於期內行使*	於期內取消／失效	於二零零七年十二月三十一日尚未行使	行使期	緊接授出日期之前的收市價 (港幣)
合和公路基建之僱員	17/10/2006	5.858	6,200,000	–	152,000	–	6,048,000	01/12/2007 – 30/11/2013	不適用
合和公路基建之僱員	19/11/2007	6.746	–	760,000	–	–	760,000	01/12/2008 – 30/11/2014	6.500
合共			6,200,000	760,000	152,000	–	6,808,000		

* 包括80,000股優先認股權已於二零零七年十二月行使，但新股份於二零零八年一月才配發。

期內，緊接合和公路基建之僱員行使優先認股權日期之前的股份加權平均收市價為港幣6.64元。

於二零零六年十月十七日及二零零七年十一月十九日授出之優先認股權可按下列方式行使：

最多可行使之優先認股權	行使期限
於二零零六年十月十七日授出	
授出優先認股權之20%	01/12/2007 – 30/11/2008
授出優先認股權之40%*	01/12/2008 – 30/11/2009
授出優先認股權之60%*	01/12/2009 – 30/11/2010
授出優先認股權之80%*	01/12/2010 – 30/11/2011
授出優先認股權之100%*	01/12/2011 – 30/11/2013
於二零零七年十一月十九日授出	
授出優先認股權之20%	01/12/2008 – 30/11/2009
授出優先認股權之40%*	01/12/2009 – 30/11/2010
授出優先認股權之60%*	01/12/2010 – 30/11/2011
授出優先認股權之80%*	01/12/2011 – 30/11/2012
授出優先認股權之100%*	01/12/2012 – 30/11/2014

* 包括尚未行使之優先認股權

按二項式期權定價模式計算，於期內授出每股行使價港幣6.746元之優先認股權在授出當日之公平值估計約為港幣705,000元。其價值乃按照授出當日之股價每股港幣6.55元、股價歷史波動比率23.83%（乃根據公司上市日期至二零零七年十一月十九日止過往五年公司每星期之股價波動而計算）、預計優先認股權之年期7.03年，預計股息回報率5.78%以及參考七年期外滙基金債券之無風險回報率3.33%而估計。

優先認股權的公平值以二項式期權定價模式評估。該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於期內所授出優先認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平值構成重大影響，二項式期權定價模式未必能夠可靠地計算優先認股權之公平值。

公司之股份獎勵

(A) 公司董事會已於二零零七年一月二十五日（「採納日期」）採納股份獎勵計劃（「獎勵計劃」）。除非董事會提早終止，否則獎勵計劃自採納日期起計十五年內有效，惟自採納日期第十週年之日起，公司不得再授出任何獎勵。獎勵計劃之部分主要條款概要載於下文(B)段。

(B) 獎勵計劃之目的在於表揚集團若干僱員（包括但不限於同時擔任董事之僱員）作出之貢獻並給予獎勵，務求挽留彼等繼續為集團之持續營運及發展效力，並吸引合適人才加入以進一步推動集團之發展。

在獎勵計劃下，董事會（或倘有關獲選僱員為公司之董事，則為薪酬委員會）可不時按其絕對酌情權及在按其認為適當之有關條款及條件所規限下，揀選僱員參與獎勵計劃，並釐定將予獎授之股份數目。董事會不得獎授任何股份以導致董事會根據該獎勵計劃獎授所涉及之股份總數（但不包括已失效或已遭沒收之任何股份）合共佔於授出獎勵日期公司已發行股本超過10%。

(C) 回顧期內獎勵計劃下獎授股份之變動詳情載列如下：

歸屬日期	於二零零七年七月一日尚未歸屬	期內變動			於二零零七年十二月三十一日尚未歸屬
		已獎授	已歸屬	已失效	
董事					
25/01/2008	358,000	–	–	36,000	322,000
25/01/2009	358,000	–	–	36,000	322,000
合共	716,000	–	–	72,000	644,000
加權平均公平值	港幣24.22元	–	–	–	港幣24.22元

(D) 於回顧期內，合共72,000股獎授股份失效，而經考慮董事會薪酬委員會之推薦建議並酌情處理後，受託人應就集團之一名或以上僱員之利益持有該等退回股份(即根據計劃條款並未歸屬之獎授股份(不論是否因為已失效或其他理由))。

(E) 於回顧期間，就根據股份獎勵計劃信託持有之股份已收取之股息收入達港幣838,000元，將構成該信託之信託基金之一部分。經考慮公司董事會薪酬委員會之推薦建議後，受託人可隨時全權酌情決定動用該等現金購買股份以作股份獎勵計劃之退回股份，或動用該等現金支付有關該計劃之設立及行政上之費用、成本及開支，或將該等現金退回公司。

合和公路基建之股份獎勵

(A) 合和公路基建董事會(「合和公路基建董事會」)已於二零零七年一月二十五日(「合和公路基建採納日期」)採納合和公路基建股份獎勵計劃(「合和公路基建獎勵計劃」)。除非合和公路基建董事會提早終止，否則合和公路基建獎勵計劃自合和公路基建採納日期起計十五年內有效，惟自合和公路基建採納日期第十週年之日起，合和公路基建不得再授出任何獎勵。合和公路基建獎勵計劃之部分主要條款概要載於下文(B)段。

(B) 合和公路基建獎勵計劃之目的在於表揚合和公路基建集團若干僱員(包括但不限於同時擔任董事之僱員)作出之貢獻並給予獎勵，務求挽留彼等繼續為合和公路基建集團之持續營運及發展效力，並吸引合適人才加入以進一步推動合和公路基建集團之發展。

在合和公路基建獎勵計劃下，合和公路基建董事會(或倘有關獲選僱員為合和公路基建之董事，則為合和公路基建之薪酬委員會)可不時按其絕對酌情權及在其認為適當之有關條款及條件所規限下，揀選僱員參與合和公路基建獎勵計劃，並釐定將予獎授

之股份數目。合和公路基建董事會不得獎授任何股份以導致合和公路基建董事會根據合和公路基建計劃獎授所涉及之股份總數（但不包括已失效或已遭沒收之任何股份）合共佔於授出股份日期合和公路基建已發行股本超過10%。

(C) 回顧期內合和公路基建獎勵計劃下獎授股份之變動詳情載列如下：

歸屬日期	於二零零七年七月一日尚未歸屬	期內變動 已獎授	期內變動 已歸屬	期內變動 已失效	於二零零七年十二月三十一日尚未歸屬
合和公路基建之董事					
25/01/2008	340,000	—	—	—	340,000
25/01/2009	340,000	—	—	—	340,000
合和公路基建之僱員					
25/01/2008	40,000	—	—	—	40,000
25/01/2009	40,000	—	—	—	40,000
合共	760,000	—	—	—	760,000
加權平均公平值	港幣5.94元	—	—	—	港幣5.94元

(D) 於回顧期間，就根據合和公路基建獎勵計劃信託持有之股份已收取之股息收入達港幣152,000元，將構成該信託之信託基金之一部份。經考慮合和公路基建董事會薪酬委員會之推薦建議後，受託人可隨時全權酌情決定動用該等現金購買合和公路基建股份，該等股份將成為合和公路基建獎勵計劃之退回股份（即根據合和公路基建獎勵計劃條款並未歸屬之獎授股份（不論是否因為已失效或其他理由）），而受托人應就合和公路基建一名或以上僱員之利益持有該等股份，或可動用該等現金向合和公路基建支付有關該計劃之設立及行政上之費用、成本及開支或將該等現金退回合和公路基建。

主要股東

除於「董事於股份、相關股份及債權證之權益」段所披露者外，於二零零七年十二月三十一日，公司無接獲佔有超過公司已發行股本5%或以上之權益或淡倉之通知並須按證券及期貨條例第336條載錄於公司存置之登記冊內。

購回、出售或贖回證券

截至二零零七年十二月三十一日止六個月內，公司在香港聯合交易所有限公司以總代價(包括交易費用)港幣280萬元購回82,000股股份，該等股份在購回後隨即被註銷。註銷股份面值港幣205,000元已撥往資本贖回儲備金，其總代價由公司保留溢利所支付。有關購回股份之詳情如下：

購回月份	回購 普通股總數	每股最低價 港幣	每股最高價 港幣	支付總代價 (包括交易費用) 港幣
二零零七年十一月	62,000	33.65	34.65	2,130,000
二零零七年十二月	20,000	33.30	33.30	668,000
合共	82,000			2,798,000

回購股份旨在提高集團將來年度之每股溢利，有利全體股東。

除以上披露外，公司或其任何附屬公司於截至二零零七年十二月三十一日止六個月內並無購回、出售或贖回任何其上市之證券。

僱員及薪酬政策

於二零零七年十二月三十一日，集團合共約有1,200名全職僱員。集團繼續根據市場趨勢及個別表現向僱員提供具競爭力之薪酬組合(包括醫療及個人意外保險等多種額外福利)。為鼓勵及挽留人才，集團之薪酬政策是按表現作出獎勵。除根據個人及集團表現可能發放予僱員之合約花紅及酌情花紅外，集團自二零零三年起亦已採納新的優先認股權計劃，自二零零七年起採納股份獎勵計劃。集團已向僱員授出優先認股權及獎授股份，以表揚集團若干僱員作出之貢獻並給予獎勵，藉此挽留僱員及吸引合適人才入職以進一步推動集團之發展。

於回顧期間，集團籌辦多項僱員活動，從而推進僱員關係及溝通，建立團隊精神及表揚僱員貢獻。培訓計劃及課程亦一直有舉辦，以提升僱員職業知識及生產力。

公司、合和公路基建及合和物業管理有限公司獲香港社會服務聯會嘉許為「商界展關懷」公司，以肯定其對社會之貢獻。

公司管治

於回顧期內，公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之《企業管治常規守則》內所有守則條文。

證券交易標準守則

公司已採納標準守則作為本公司董事進行證券交易守則，以及就可能擁有未公開股價敏感資料之有關僱員採納條款與標準守則所載者同等嚴謹之僱員股份買賣規則。經過特定查詢後，於回顧期內，各董事已確認遵守標準守則所規定之標準。

上市規則第13章下之披露

於二零零三年合和公路基建在聯交所上市後，在上市規則第13章的披露規定範圍內，合和公路基建集團與中方合作夥伴共同控制之多家經營收費公路及基建項目之中外合營企業已被視作為本公司之附屬公司。因此，對該等合營企業墊款及財務資助之資料再毋須按照上市規則第13.13條、第13.16條、第13.20條及第13.22條於中期報告另行披露。

董事變更

張利民先生辭任公司執行董事，於二零零七年十月十八日生效。葉毓強先生獲委任為公司及合和公路基建之獨立非執行董事及審計委員會成員，於二零零七年八月十三日生效。基於其他商務，葉先生辭任公司及合和公路基建之獨立非執行董事，將於二零零八年二月二十九日生效。

董事會謹此感謝張先生及葉先生於其各自之任期內對公司所作出之寶貴貢獻。

承董事會命
胡應湘爵士 GBS, KCMG, FICE
主席

香港，二零零八年二月二十八日

審閱中期財務資料報告

Deloitte.
德勤

致合和實業有限公司董事局

(於香港註冊成立之有限公司)

引言

本行已審閱載於第26至第45頁的中期財務資料。此中期財務資料包括合和實業有限公司於二零零七年十二月三十一日的簡明綜合資產負債表與截至該日止六個月期間的相關簡明綜合收益表、簡明綜合已確認收入及支出報表和簡明綜合現金流量表及若干説明附註。香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編製的報告必須符合上市規則有關條文以及香港會計師公會頒佈的香港會計準則(「香港會計準則」)第34號「中期財務報告」。董事須負責根據香港會計準則第34號編製及呈列該中期財務資料。本行的責任是根據審閱對該等中期財務資料作出結論，並按照委聘的協定條款僅向　閣下(作為法團)報告結論，而不作其他用途。本行不會就本報告的內容向任何其他人士負責或承擔責任。

審閱範圍

本行已根據香港會計師公會頒佈的香港審閱委聘準則第2410號「由企業之獨立核數師審閱中期財務資料」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務人員作出查詢，並應用分析性和其他審閱程序。審閱範圍遠少於根據香港核數準則進行審核的範圍，故不能令本行保證本行將知悉在審核中可能發現的所有重大事項。因此，本行不會發表審核意見。

結論

按照本行的審閱，本行並無發現任何事項，令本行相信中期財務資料在各重大方面未有根據香港會計準則第34號編製。

德勤•關黃陳方會計師行
執業會計師

香港
二零零八年二月二十八日

簡明綜合收益表

	附註	截至十二月三十一日止六個月 二零零六年 港幣千元 （未經審核）	 **二零零七年** **港幣千元** **（未經審核）**
營業額	3	575,122	**445,286**
銷售及服務成本		(362,319)	**(266,027)**
		212,803	**179,259**
其他收入	4	124,116	**170,105**
銷售及分銷成本		(16,295)	**(18,332)**
行政費用		(90,887)	**(137,044)**
其他營運費用		(1,376)	**–**
投資物業公平值變動產生之盈利			
－於期間落成物業		–	**371,408**
－其他物業		96,777	**130,150**
出售共同控制個體及聯營公司之盈利	5	–	**4,741,457**
出售可供出售投資之盈利		–	**21,756**
視作出售一附屬公司權益之盈利	6	7,617	**117**
財務成本	7	(44,091)	**(44,621)**
應佔其溢利			
－共同控制個體	8	1,266,350	**487,782**
－聯營公司		2,215	**5,381**
除稅前溢利		1,557,229	**5,907,418**
所得稅支出	9	(23,267)	**(272,813)**
本期溢利		1,533,962	**5,634,605**
應佔其溢利：			
公司股權持有人		1,335,533	**5,252,286**
少數股東權益		198,429	**382,319**
		1,533,962	**5,634,605**
已付股息	10	431,407	**1,051,674**
		港幣	**港幣**
每股溢利	11		
基本		1.49	**5.84**
攤薄後		1.49	**5.82**

簡明綜合資產負債表

於二零零七年十二月三十一日

	附註	二零零七年六月三十日 港幣千元 (經審核)	二零零七年十二月三十一日 港幣千元 (未經審核)
資產			
非流動資產			
投資物業	12	6,870,499	**7,864,100**
物業、機械及設備	12	448,516	**468,329**
預付土地租賃款項	12	982,611	**954,663**
待發展或發展中物業		335,653	**341,918**
共同控制個體權益	13	7,103,156	**5,615,639**
聯營公司權益		23,625	**22,551**
其他投資項目	14	336,866	**—**
可供出售投資		18,682	**81,180**
長期貸款及應收款項		283,431	**53,950**
		16,403,039	**15,402,330**
流動資產			
存貨		14,690	**19,798**
物業存貨			
一發展中		287,389	**327,610**
一已落成		23,760	**20,443**
預付土地租賃款項	12	11,109	**11,423**
貿易及其他應收賬款	15	990,175	**105,146**
按金及預付款項		55,974	**84,022**
應收一共同控制個體款項		—	**736,004**
銀行結餘及現金			
一合和公路基建有限公司及其附屬公司		3,904,064	**6,251,673**
一集團其他個體		1,853,515	**5,352,876**
		7,140,676	**12,908,995**
歸類為持作出售之資產	16	818,333	**195,000**
		7,959,009	**13,103,995**
總資產		24,362,048	**28,506,325**

簡明綜合資產負債表(續)

於二零零七年十二月三十一日

	附註	二零零七年六月三十日 港幣千元 (經審核)	**二零零七年十二月三十一日 港幣千元 (未經審核)**
股東權益及負債			
資本及儲備金			
股本	17	2,248,458	**2,250,797**
股份溢價及儲備金	18	16,922,054	**21,215,000**
公司股權持有人應佔權益		19,170,512	**23,465,797**
一附屬公司優先認股權儲備金	18	1,268	**2,237**
一附屬公司股份獎勵儲備金	18	1,043	**2,339**
少數股東權益	18	3,058,754	**3,295,019**
權益總額		22,231,577	**26,765,392**
非流動負債			
遞延稅項負債		731,922	**841,710**
保證撥備		84,059	**84,059**
應付一附屬公司之一少數股東款項		—	**45,236**
		815,981	**971,005**
流動負債			
貿易及其他應付賬款	19	356,926	**526,199**
租務及其他按金		134,351	**150,441**
應付一共同控制個體款項		238,499	**—**
應付聯營公司款項		10,668	**8,476**
應付一附屬公司之一少數股東款項		32,048	**—**
稅項負債		48,828	**49,642**
		821,320	**734,758**
歸類為持作出售之資產相關之負債	16	493,170	**35,170**
		1,314,490	**769,928**
總負債		2,130,471	**1,740,933**
股東權益及負債總額		24,362,048	**28,506,325**

簡明綜合已確認收入及支出報表

	截至十二月三十一日止六個月	
	二零零六年	**二零零七年**
	港幣千元	**港幣千元**
	(未經審核)	**(未經審核)**
伸算附屬公司、共同控制個體及 聯營公司財務報告表之兌換差額	74,238	**90,556**
可供出售投資公平值變動產生之盈利	280,572	**84,254**
可供出售投資公平值變動產生之遞延稅項負債	(53,871)	**(14,741)**
直接於權益中確認之淨收入	300,939	**160,069**
本期溢利	1,533,962	**5,634,605**
出售一共同控制個體時變現之換算儲備金	–	**(76,918)**
出售可供出售投資時撥往損益之投資重估儲備金	–	**(21,756)**
出售可供出售投資時撥回之遞延稅項負債	–	**3,807**
本期確認之收入總額	1,834,901	**5,699,807**
應佔數額:		
公司股權持有人	1,619,272	**5,317,780**
少數股東權益	215,629	**382,027**
	1,834,901	**5,699,807**

簡明綜合現金流量表

	截至十二月三十一日止六個月	
	二零零六年	二零零七年
	港幣千元	港幣千元
	(未經審核)	(未經審核)
經營業務		
來自經營業務之除所得稅前現金	220,024	**106,492**
已付稅項	(17,139)	**(25,166)**
來自經營業務之現金淨額	202,885	**81,326**
投資業務		
已收股息	1,229,513	**357,439**
出售共同控制個體及聯營公司之已收淨額	–	**6,345,907**
於共同控制個體之投資	(2,500)	**(391,762)**
出售一共同控制個體之已付稅項	–	**(132,376)**
共同控制個體償還之貸款	184,889	**949,601**
購入可供出售投資	(327,778)	**(44,024)**
出售電廠項目之已收淨額	133,726	**–**
其他投資現金流量	(68,304)	**(146,264)**
來自投資業務之現金淨額	1,149,546	**6,938,521**
融資活動		
已付股息及分派予		
－股東	(431,407)	**(1,051,674)**
－附屬公司之少數股東	(171,267)	**(170,100)**
其他融資現金流量	40,862	**28,317**
用於融資活動之現金淨額	(561,812)	**(1,193,457)**
現金及現金等值物之淨額增加	790,619	**5,826,390**
期初現金及現金等值物	3,649,562	**5,757,579**
外幣兌換率變動之影響	10,792	**20,580**
期末現金及現金等值物	4,450,973	**11,604,549**
現金及現金等值物之分析		
銀行結餘及現金	4,450,973	**11,604,549**

簡明綜合財務報告表附註

截至二零零七年十二月三十一日止六個月

1. 編製基準

本簡明綜合財務報告表乃遵照香港聯合交易所有限公司(「香港聯交所」)主版上市證券上市規則附錄十六內適用之披露規定及香港會計師公會(「香港會計師公會」)所頒佈之香港會計準則第34號「中期財務報告」編製。

2. 主要會計政策

除若干物業及金融工具按公平值(倘適用)估量外,本簡明綜合財務報告表乃根據歷史成本基準編製。

除以下所述者外,本簡明綜合財務報告表所採用之會計政策與集團包括公司及其附屬公司編製截至二零零七年六月三十日止年度之年度財務報告表所採用者一致。

於本中期間,集團首次採納由香港會計師公會頒佈之新會計準則、修訂及詮釋(「新香港財務報告準則」)。該等準則均於本會計期間生效。採納新香港財務報告準則對現行或以往會計期間之業績及財務狀況之編製及呈列方式並無構成重大影響,因此毋需作出前期調整。

集團並無提早應用下列已頒佈但尚未生效之新訂或經修訂會計準則及詮釋。

香港會計準則第1號(經修訂)	財務報表之呈列基準[1]
香港會計準則第23號(經修訂)	借貸成本[1]
香港財務報告準則第8號	經營分部[1]
香港(國際財務報告解釋委員會)－詮釋第12號	服務特許權安排[2]
香港(國際財務報告解釋委員會)－詮釋第13號	客戶忠誠度計劃[3]
香港(國際財務報告解釋委員會)－詮釋第14號	香港會計準則第19號－界定福利資產的限制、最低資金要求及兩者的互動關係[2]

1 於二零零九年一月一日或之後開始之年度期間生效
2 於二零零八年一月一日或之後開始之年度期間生效
3 於二零零八年七月一日或之後開始之年度期間生效

公司董事預計,除香港(國際財務報告解釋委員會)－詮釋第12號「服務特許權安排」外,採納該等會計準則及詮釋不會對集團之業績及財務狀況有任何重大影響。集團現時正評估香港(國際財務報告解釋委員會)－詮釋第12號對集團業務之業績及財務狀況之整體影響。

3. 營業額及分部資料

業務之分部

集團用以劃分作首要分類呈報之業務如下:

物業投資	－	物業租賃、代理及管理
物業發展	－	發展物業
基建項目投資	－	高速公路項目投資
酒店投資及管理	－	酒店持有及管理
餐館及食品經營	－	餐館營運及食品經營

3. 營業額及分部資料（續）

業務之分部（續）

各業務之分部資料分析如下。

分部營業額

	截至二零零六年十二月三十一日止六個月			截至二零零七年十二月三十一日止六個月		
	對外 港幣千元	分部間之收入 港幣千元	合併 港幣千元	對外 港幣千元	分部間之收入 港幣千元	合併 港幣千元
物業投資	188,439	12,070	200,509	229,416	15,043	244,459
物業發展	192,556	–	192,556	5,760	–	5,760
基建項目投資	3,287	–	3,287	1,479	–	1,479
酒店投資及管理	107,080	5	107,085	112,014	12	112,026
餐館及食品經營	82,941	–	82,941	96,569	–	96,569
其他業務	819	29	848	48	2,244	2,292
扣除	–	(12,104)	(12,104)	–	(17,299)	(17,299)
總營業額	575,122	–	575,122	445,286	–	445,286

分部間收入之價格是由管理層參考市場價格釐定。

分部業績

	截至二零零六年十二月三十一日止六個月之溢利（虧損）				截至二零零七年十二月三十一日止六個月之溢利（虧損）			
	分部業績 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元	分部業績 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元
物業投資								
營運	102,215	(144)	1,762	103,833	106,746	930	1,060	108,736
投資物業公平值變動產生之盈利								
－於期間落成物業	–	–	–	–	371,408	–	–	371,408
－其他物業	96,777	–	–	96,777	130,150	–	–	130,150
物業發展	24,450	629,842	–	654,292	(6,657)	–	–	(6,657)
基建項目投資	(9,400)	636,652	–	627,252	(25,443)	486,852	–	461,409
酒店投資及管理	31,105	–	–	31,105	32,876	–	3,880	36,756
餐館及食品經營	7,300	–	–	7,300	8,177	–	–	8,177
其他業務	296	–	453	749	(5,119)	–	441	(4,678)
分部業績	252,743	1,266,350	2,215	1,521,308	612,138	487,782	5,381	1,105,301

3. 營業額及分部資料(續)

業務之分部(續)

分部業績(續)

	截至十二月三十一日止六個月	
	二零零六年	**二零零七年**
	港幣千元	**港幣千元**
分部業績		
公司及附屬公司	252,743	**612,138**
利息及其他收入	102,878	**150,995**
匯兑盈利淨額	11,388	**13,044**
未分配之企業費用	(41,871)	**(80,631)**
	325,138	**695,546**
出售共同控制個體及聯營公司之盈利	—	**4,741,457**
出售可供出售投資之盈利	—	**21,756**
視作出售一附屬公司權益之盈利	7,617	**117**
財務成本	(44,091)	**(44,621)**
應佔其溢利		
一共同控制個體	1,266,350	**487,782**
一聯營公司	2,215	**5,381**
除税前溢利	1,557,229	**5,907,418**

上文應佔共同控制個體及聯營公司之溢利包括應佔共同控制個體及聯營公司之税項分別為約港幣142,140,000元(截至二零零六年十二月三十一日止六個月:港幣136,837,000元)及港幣311,000元(截至二零零六年十二月三十一日止六個月:港幣441,000元)。

地區之分部

集團營業額按地區分佈如下:

	截至十二月三十一日止六個月	
	二零零六年	**二零零七年**
	港幣千元	**港幣千元**
香港	373,754	**434,552**
中國大陸(「中國」)	201,368	**10,734**
	575,122	**445,286**

4. 其他收入

	截至十二月三十一日止六個月	
	二零零六年	**二零零七年**
	港幣千元	**港幣千元**
其他收入包括:		
銀行存款及應收貸款之利息	102,329	**149,806**
匯兑盈利淨額	11,388	**13,044**

5. 出售共同控制個體及聯營公司之盈利

	截至十二月三十一日止六個月	
	二零零六年	**二零零七年**
	港幣千元	**港幣千元**
出售從事物業發展及物業管理之一共同控制個體及聯營公司之盈利(附註a)	–	**3,948,285**
出售從事經營一高速公路之一共同控制個體之盈利(附註b)	–	**793,172**
	–	**4,741,457**

附註：

(a) 於二零零七年六月，集團與其一共同控制個體氹仔新城市發展有限公司(「氹仔新城市公司」)之一個股東之同系附屬公司訂立一份有條件協議，以港幣45.8億元之總代價出售於公司一附屬公司Nomusa Limited(「Nomusa」)之股權及提供予Nomusa之貸款，以及於兩間聯營公司，即濠庭都會物業管理有限公司(「濠庭物管公司」)及濠景花園物業管理有限公司(「濠景物管公司」)之股權。Nomusa之唯一資產為氹仔新城市公司50%股權及提供予氹仔新城市公司之貸款。氹仔新城市公司主要從事物業發展，而濠庭物管公司及濠景物管公司均主要從事物業管理。於本期間，該等出售已完成並帶來港幣39.48億元之盈利，該等出售盈利已於本期之集團簡明綜合收益表內確認。確認之盈利主要為出售集團於氹仔新城市公司之股權及提供予氹仔新城市公司之貸款。

(b) 於本期間，集團以代價人民幣17.1255億元出售其於一共同控制個體廣州東南西環高速公路有限公司(「環城公路合營企業」)之全部權益。環城公路合營企業主要從事建設、經營及管理於中國的廣州東南西環高速公路。出售帶來港幣7.93億元之盈利，並已於本期間之集團簡明綜合收益表內確認。

6. 視作出售一附屬公司權益之盈利

	截至十二月三十一日止六個月	
	二零零六年	**二零零七年**
	港幣千元	**港幣千元**
視作出售一上市附屬公司權益之盈利	7,617	**117**

7. 財務成本

	截至十二月三十一日止六個月	
	二零零六年	**二零零七年**
	港幣千元	**港幣千元**
償還一共同控制個體之利息	20,379	**20,910**
貸款安排費及有關費用	23,712	**23,711**
	44,091	**44,621**

8. 應佔共同控制個體溢利

	截至十二月三十一日止六個月 二零零六年 港幣千元	二零零七年 港幣千元
未計攤銷共同控制個體投資成本及墊款利息收入前之應佔共同控制個體溢利	1,271,945	**513,875**
墊款予共同控制個體之利息收入	57,159	**19,977**
攤銷共同控制個體投資成本	(62,754)	**(46,070)**
	1,266,350	**487,782**

9. 所得稅支出

	截至十二月三十一日止六個月 二零零六年 港幣千元	二零零七年 港幣千元
香港利得稅		
本期間	10,167	**17,991**
以往期間撥備不足(回撥)	31	**(27)**
	10,198	**17,964**
其他地區稅項		
本期間	14,070	**155,998**
遞延稅項	(1,001)	**98,851**
	23,267	**272,813**

香港利得稅乃以本期間估計應課稅溢利按17.5%(截至二零零六年十二月三十一日止六個月:17.5%)計算。集團於其他地區經營之稅項乃按該國所訂之稅率計算。

本期內其他地區稅項主要為本集團共同控制個體一廣深珠高速公路有限公司償還人民幣7.25億元予本集團過往投入的額外投資成本而產生之中國稅項為數約港幣2,300萬元(截至二零零六年十二月三十一日止六個月:零)及出售環城公路合營企業權益而產生之中國稅項為數約港幣1.32億元(截至二零零六年十二月三十一日止六個月:零)。

本期內遞延稅項主要為投資物業公平值變動所產生之盈利所導致。

10. 股息

	截至十二月三十一日止六個月	
	二零零六年	二零零七年
	港幣千元	港幣千元
已付股息		
截至二零零七年六月三十日止年度之末期股息每股港幣82仙(截至二零零六年十二月三十一日止六個月：已付截至二零零六年六月三十日止年度之末期股息每股港幣48仙)	431,407	**737,658**
截至二零零七年六月三十日止年度之特別股息每股港幣35仙(截至二零零六年十二月三十一日止六個月：零)	–	**314,854**
	431,407	**1,052,512**
減：合和實業僱員股份獎勵計劃信託持有股份之股息	–	**(838)**
	431,407	**1,051,674**
宣派股息		
截至二零零八年六月三十日止年度之中期股息每股港幣55仙(截至二零零六年十二月三十一日止六個月：截至二零零七年六月三十日止年度每股港幣38仙)	341,473	**494,274**
截至二零零八年六月三十日止年度之特別中期股息每股港幣55仙(截至二零零六年十二月三十一日止六個月：零)	–	**494,274**
	341,473	**988,548**
減：合和實業僱員股份獎勵計劃信託持有股份之股息	(272)	**(433)**
	341,201	**988,115**

於二零零七年十二月三十一日後，董事局宣派截至二零零八年六月三十日止財政年度之中期股息及特別中期股息分別為每股港幣55仙(截至二零零七年六月三十日止年度：港幣38仙)及每股港幣55仙(截至二零零七年六月三十日止年度：零)，並將派發予於二零零八年三月二十日已登記於股東名冊上之公司股東。

該等宣派股息乃按此中期財務資料批准日發行之股份數目扣除合和實業僱員股份獎勵計劃信託持有股份股息計算。

11. 每股溢利

	截至十二月三十一日止六個月	
	二零零六年	**二零零七年**
	港幣千元	**港幣千元**
每股基本及攤薄後溢利乃根據下列數值計算：		
用以計算每股基本溢利之盈利		
公司股權持有人應佔本期溢利	1,335,533	**5,252,286**
附屬公司合和公路基建有限公司(「合和公路基建」)		
普通股之潛在攤薄影響：		
就合和公路基建所發行優先認股權及獎授股份對		
合和公路基建盈利之攤薄影響而對集團業績作出之調整	—	**(217)**
用以計算每股攤薄後溢利之盈利	1,335,533	**5,252,069**

	股份數目	**股份數目**
用以計算每股基本溢利之普通股加權平均數	898,517,268	**899,051,684**
普通股潛在攤薄影響：		
優先認股權	633,527	**3,444,460**
獎授股份	—	**586,816**
用以計算每股攤薄後溢利之普通股加權平均數	899,150,795	**903,082,960**

以上普通股加權平均數已扣除合和實業僱員股份獎勵計劃信託持有之716,000股(二零零六年十二月三十一日止六個月期間：零)。

12. 投資物業、物業、機械及設備及預付土地租賃款項

集團投資物業於二零零七年十二月三十一日之公平值已由與集團並無關連之獨立專業物業估值公司世邦魏理仕有限公司按公開市值基準重新估值。

於本期間，集團之一項物業發展已完成。該物業用作賺取租金收入及作資本增值，並由待發展或發展中物業及預付土地租賃款項重新分類為投資物業。該投資物業公平值變動產生之盈利為港幣3.71億元，並已於本期間之集團簡明綜合收益表內確認。

已於簡明綜合收益表中扣除之物業、機械及設備之折舊及預付土地租賃款項之攤銷如下：

	截至十二月三十一日止六個月	
	二零零六年	**二零零七年**
	港幣千元	**港幣千元**
預付土地租賃款項之攤銷	5,630	**5,711**
減：撥作發展中物業資本之攤銷	(4,016)	**(3,923)**
	1,614	**1,788**
物業、機械及設備之折舊	15,324	**17,597**

13. 共同控制個體權益

	二零零七年六月三十日 港幣千元	**二零零七年十二月三十一日 港幣千元**
在中國之高速公路及物業項目		
非上市投資，按成本值		
投入註冊資本	1,368,159	**445,112**
額外投資成本	4,231,541	**2,846,739**
	5,599,700	**3,291,851**
應佔收購後之儲備	2,177,654	**2,346,447**
減：累積攤銷	(680,670)	**(662,469)**
	7,096,684	**4,975,829**
在中國之發電廠項目 *(附註14)*		
非上市投資，按成本值		
投入註冊資本	–	**631,658**
其他非上市投資	6,472	**8,152**
	7,103,156	**5,615,639**

14. 其他投資項目

於本期間，一間合營公司已成立以進行發展附註21(e)所述之發電廠項目。該合營公司由集團持有40%股權。因此，集團於此發電廠項目之投資成本（為集團於合營公司之投入註冊資本），已重新分類為共同控制個體權益。

15. 貿易及其他應收賬款

除應收之租金款項乃見票即付外，集團予其貿易客戶應收款項之平均信貸期為15至60天。

於結算日之貿易及其他應收賬款分析如下：

	二零零七年六月三十日 港幣千元	**二零零七年十二月三十一日 港幣千元**
應收賬款賬齡		
0-30天	28,128	**37,756**
31-60天	7,405	**9,312**
60天以上	8,379	**2,174**
	43,912	**49,242**
銀行存款利息	9,017	**9,966**
出售一共同控制個體之權益及給予該個體之貸款及於聯營公司權益之按金 *(附註16(ii)(b))*	458,000	–
出售投資及物業、機械及設備應收款項	75,869	–
應收一共同控制個體之股息	403,377	**45,938**
	990,175	**105,146**

16. 歸類為持作出售之資產／歸類為持作出售之資產相關之負債

(i) 歸類為持作出售之資產包括：

	二零零七年六月三十日 港幣千元	**二零零七年十二月三十一日 港幣千元**
投資物業（*附註a*）	195,000	**195,000**
共同控制個體權益（*附註b*）	204,263	**–**
聯營公司權益（*附註b*）	1,072	–
長期貸款及應收款項（*附註b*）	417,998	**–**
	818,333	**195,000**

(ii) 歸類為持作出售之資產相關之負債包括：

	二零零七年六月三十日 港幣千元	**二零零七年十二月三十一日 港幣千元**
出售投資物業所收取之訂金（*附註a*）	35,170	**35,170**
出售一共同控制個體及聯營公司權益以及長期貸款及應收款項之訂金（*附註b*）	458,000	**–**
	493,170	**35,170**

附註：

(a) 於截至二零零七年六月三十日止年度，集團與若干名獨立第三方訂立多份協議，以港幣2.408億元總代價出售於二零零七年六月三十日賬面值分別為港幣1.95億元之投資物業及港幣380萬元之已落成物業存貨。於結算日，上述出售事項尚未完成。因此，該等投資物業已重新分類為「歸類為持作出售之資產」。出售此等物業所收取之訂金港幣3,517萬元則列為「歸類為持作出售之資產相關之負債」。

以上之物業出售已於二零零八年一月完成（附註23）。

(b) 據附註5(a)所述，出售集團於一共同控制個體之股權及給予該個體之貸款以及於兩間聯營公司之股權已於本期間完成。

17. 股本

	股份數目		面值	
	二零零七年 六月三十日 千股	**二零零七年 十二月三十一日 千股**	二零零七年 六月三十日 港幣千元	**二零零七年 十二月三十一日 港幣千元**
普通股每股面值港幣2.50元				
法定	1,200,000	**1,200,000**	3,000,000	**3,000,000**
已發行及繳足	899,383	**900,319**	2,248,458	**2,250,797**

於期內，公司根據其以往授出並獲行使之優先認股權，發行200,000股及817,800股每股認購價分別為港幣17.1元及港幣22.44元之普通股，其總現金代價為港幣21,771,000元。該等股份與現存之普通股在各方面享有同等權益。

於期內，公司在香港聯交所購回公司82,000股普通股，總代價為港幣280萬元。

優先認股權計劃

(a) ***公司***

於期內，公司授出優先認股權予若干僱員，每股認購價港幣36.1元，認購公司合共5,248,000股普通股。

於期內，公司根據其以往授出並獲行使之優先認股權，發行200,000股及817,800股每股認購價分別為港幣17.1元及港幣22.44元之普通股，其總現金代價為港幣21,771,000元。該等股份與公司現存之普通股在各方面享有同等權益。

(b) ***合和公路基建有限公司(「合和公路基建」)***

於期內，合和公路基建授出優先認股權予若干僱員，每股認購價港幣6.746元，認購合和公路基建合共760,000股普通股。

於期內，合和公路基建根據其以往授出並獲行使之優先認股權，發行72,000股每股認購價港幣5.858元之普通股，其總現金代價為港幣421,000元。該等股份與合和公路基建現存之普通股在各方面享有同等權益。

股份獎勵計劃

(a) ***公司***

除於期內隨一董事辭職而註銷獎授予該董事之72,000股公司股份外，公司已獎授股份於期內並無任何變動。

(b) ***合和公路基建***

合和公路基建已獎授股份於期內並無任何變動。

18. 股份溢價及儲備金

	公司股權持有人應佔下列各項														
	股份溢價 港幣千元	股本贖回儲備金 港幣千元	資本儲備金 港幣千元	換算儲備金 港幣千元	中國法定儲備金 港幣千元	投資重估儲備金 港幣千元	優先認股權儲備金 港幣千元	股份獎勵儲備金 港幣千元	持作股份獎勵計劃之股份 港幣千元	保留溢利 港幣千元	總額 港幣千元	一附屬公司優先認股權儲備金之權益成分 港幣千元	一附屬公司股份獎勵儲備金之權益成分 港幣千元	少數股東權益 港幣千元	總額 港幣千元
於二零零六年七月一日	8,657,496	2,668	83,010	71,146	70,955	27,260	5,295	–	–	6,069,562	14,987,392	–	–	2,862,080	17,849,472
換算附屬公司、共同控制個體及聯營公司財務報告表之兌換差額	–	–	–	57,038	–	–	–	–	–	–	57,038	–	–	17,200	74,238
可供出售投資公平值變動產生之盈利	–	–	–	–	–	280,572	–	–	–	–	280,572	–	–	–	280,572
可供出售投資公平值變動之遞延稅項負債	–	–	–	–	–	(53,871)	–	–	–	–	(53,871)	–	–	–	(53,871)
直接於權益確認之收入淨額	–	–	–	57,038	–	226,701	–	–	–	–	283,739	–	–	17,200	300,939
本期溢利	–	–	–	–	–	–	–	–	–	1,335,533	1,335,533	–	–	198,429	1,533,962
本期確認之收入總額	–	–	–	57,038	–	226,701	–	–	–	1,335,533	1,619,272	–	–	215,629	1,834,901
發行股份	8,468	–	–	–	–	–	–	–	–	–	8,468	–	–	–	8,468
股份發行費用	(8)	–	–	–	–	–	–	–	–	–	(8)	–	–	–	(8)
回購股份	–	2,080	–	–	–	–	–	–	–	(18,878)	(16,798)	–	–	–	(16,798)
確認按股權結算以股份為基礎之付款	–	–	–	–	–	–	5,602	–	–	–	5,602	375	–	140	6,117
向少數股東支付股息及分派	–	–	–	–	–	–	–	–	–	–	–	–	–	(171,267)	(171,267)
收購一附屬公司額外權益	–	–	–	–	–	–	–	–	–	–	–	–	–	(4,224)	(4,224)
視作出售一附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	–	–	69,398	69,398
儲備金相互轉撥	–	–	–	–	8,340	–	–	–	–	(8,340)	–	–	–	–	–
已付股息 *(附註10)*	–	–	–	–	–	–	–	–	–	(431,407)	(431,407)	–	–	–	(431,407)
於二零零六年十二月三十一日	8,665,956	4,748	83,010	128,184	79,295	253,961	10,897	–	–	6,946,470	16,172,521	375	–	2,971,756	19,144,652

18. 股份溢價及儲備金（續）

	公司股權持有人應佔下列各項														
	股份溢價 港幣千元	股本贖回儲備金 港幣千元	資本儲備金 港幣千元	換算儲備金 港幣千元	中國法定儲備金 港幣千元	投資重估儲備金 港幣千元	優先認股權儲備金 港幣千元	股份獎勵儲備金 港幣千元	持作股份獎勵計劃之股份 港幣千元	保留溢利 港幣千元	總數 港幣千元	一附屬公司優先認股權儲備金之權益成分 港幣千元	一附屬公司股份獎勵儲備金之權益成份 港幣千元	少數股東權益 港幣千元	總數 港幣千元
於二零零七年七月一日	8,684,344	4,748	83,010	176,114	79,529	–	19,056	5,626	(21,668)	7,891,295	16,922,054	1,268	1,043	3,058,754	19,983,119
伸算附屬公司、共同控制個體及聯營公司財務報告表之兌換差額	–	–	–	69,955	–	–	–	–	–	–	69,955	–	–	20,601	90,556
可供出售投資公平值變動產生之盈利	–	–	–	–	–	84,254	–	–	–	–	84,254	–	–	–	84,254
可供出售投資公平值變動之遞延稅項負債	–	–	–	–	–	(14,741)	–	–	–	–	(14,741)	–	–	–	(14,741)
直接於權益確認之收入淨額	–	–	–	69,955	–	69,513	–	–	–	–	139,468	–	–	20,601	160,069
本期盈利	–	–	–	–	–	–	–	–	–	5,252,286	5,252,286	–	–	382,319	5,634,605
出售一共同控制個體之權益時之變現換算儲備金	–	–	–	(56,025)	–	–	–	–	–	–	(56,025)	–	–	(20,893)	(76,918)
投資重估儲備金於出售可供出售投資時撥往損益	–	–	–	–	–	(21,756)	–	–	–	–	(21,756)	–	–	–	(21,756)
出售可供出售投資時撥回之遞延稅項負債	–	–	–	–	–	3,807	–	–	–	–	3,807	–	–	–	3,807
本期確認之收入總額	–	–	–	13,930	–	51,564	–	–	–	5,252,286	5,317,780	–	–	382,027	5,699,807
發行股份	23,241	–	–	–	–	–	(4,014)	–	–	–	19,227	(50)	–	–	19,177
股份發行費用	(19)	–	–	–	–	–	–	–	–	–	(19)	–	–	–	(19)
回購股份	–	205	–	–	–	–	–	–	–	(2,798)	(2,593)	–	–	–	(2,593)
確認按股權結算以股份為基礎之付款	–	–	–	–	–	–	10,498	5,361	–	–	15,859	1,019	1,296	844	19,018
向少數股東支付股息及分派	–	–	–	–	–	–	–	–	–	–	–	–	–	(170,100)	(170,100)
收購一附屬公司額外權益	–	–	–	–	–	–	–	–	–	–	–	–	–	(8,434)	(8,434)
視作出售一附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	–	–	302	302
一共同控制個體之溢利分配變動調整	–	–	–	(2,534)	(3,100)	–	–	–	–	–	(5,634)	–	–	(2,095)	(7,729)
股本參與人士之投入	–	–	–	–	–	–	–	–	–	–	–	–	–	33,721	33,721
儲備金相互轉撥	–	–	–	–	5,287	–	–	–	–	(5,287)	–	–	–	–	–
已付股息（附註10）	–	–	–	–	–	–	–	–	–	(1,051,674)	(1,051,674)	–	–	–	(1,051,674)
於二零零七年十二月三十一日	8,707,566	4,953	83,010	187,510	81,716	51,564	25,540	10,987	(21,668)	12,083,822	21,215,000	2,237	2,339	3,295,019	24,514,595

19. 貿易及其他應付賬款

於結算日之未償還貿易及其他應付賬款之分析如下：

	二零零七年 六月三十日 港幣千元	**二零零七年 十二月三十一日 港幣千元**
應付賬款到期日		
0-30天	212,519	**200,420**
31-60天	1,955	**12,762**
60天以上	110,986	**254,215**
	325,460	**467,397**
應付保固金	31,466	**58,802**
	356,926	**526,199**

20. 總資產減流動負債／流動資產淨值

集團於二零零七年十二月三十一日之總資產減流動負債約為港幣277.36億元（二零零七年六月三十日：港幣230.48億元）。

集團於二零零七年十二月三十一日之流動資產淨值約為港幣123.34億元（二零零七年六月三十日：港幣66.45億元）。

21. 項目承擔

(a) 物業發展

	二零零七年 六月三十日 港幣千元	**二零零七年 十二月三十一日 港幣千元**
(i) 由集團承擔之項目		
已批准但未訂約	646,679	**429,760**
已訂約但未計提	111,975	**204,279**
	758,654	**634,039**
(ii) 由一共同控制個體承擔之項目		
集團應佔物業發展開支		
已批准但未訂約	245,448	**–**
已訂約但未計提	2,705	**–**
	248,153	**–**

(b) 物業翻新工程

	二零零七年 六月三十日 港幣千元	**二零零七年 十二月三十一日 港幣千元**
物業翻新工程開支		
已訂約但未計提	278,209	**8,353**

21. 項目承擔（續）

(c) 商業及酒店物業項目

期內，集團與一中方機構訂立協議租用中國廣州市一所商業及酒店綜合物業。根據該協議，集團須負責物業之裝修及經營物業所需之機器及設備購置，估計總成本為人民幣10億元。該物業發展完成後，集團有權於支付定額月租後經營該物業，該月租將會遞增，而年度最高租金將為人民幣1.78億元。截至結算日止，集團並未就此物業項目產生任何成本。

(d) 高速公路項目

於二零零七年十二月三十一日，集團就發展珠江三角洲西岸幹道第II期（「西綫II期」）向一共同控制個體廣東廣州珠海西綫高速公路有限公司（「西綫合營企業」）注資之未償付承擔約為人民幣5.91億元（二零零七年六月三十日：人民幣6.83億元）。

於二零零七年十二月三十一日，集團同意待獲取有關當局的批准下就發展珠江三角洲西岸幹道第III期向西綫合營企業注資約人民幣5.71億元（二零零七年六月三十日：人民幣5.71億元）。

除上述以外，於二零零七年十二月三十一日，已訂約但未計提之購買物業、設備及建設西綫II期之集團應佔其若干共同控制個體之承擔合共約為港幣21.16億元（二零零七年六月三十日：港幣14.26億元）。

(e) 發電廠項目

集團已與一間中國企業訂立合作協議，以於中國廣東省共同興建一座2x600兆瓦特發電廠，該項目由一間為此目的而於期內成立之合營公司負責。該項目發展成本預計約為人民幣52億元。此項目已獲取中國有關當局之批准。集團已同意向合營公司注資人民幣6.24億元，並已於二零零七年十二月三十一日前悉數注入。

除上述以外，集團就發電廠之發展應佔合營公司之承擔，載列如下：

	二零零七年六月三十日 港幣千元	***二零零七年十二月三十一日 港幣千元***
已批准但未訂約	—	**16,667**
已訂約但未計提	—	**971,522**
	—	**988,189**

除於此披露外，自二零零七年六月三十日起，集團之項目承擔並無重大變動。

22. 或然負債

(a) 根據與一共同控制個體之合作夥伴訂立之相關協議，集團擔保償還該共同控制個體之銀行貸款，其中人民幣8.9億元及港幣5億元已於二零零七年六月三十日被動用。集團就此之責任已隨本期內完成出售該共同控制個體後解除。

(b) 公司一附屬公司為授予該附屬公司之物業買家於二零零七年十二月三十一日為數港幣2,300萬元之按揭銀行貸款償還出任擔保人(二零零七年六月三十日：港幣1.4億元)。

除於此披露外，自二零零七年六月三十日起，集團之或然負債並無重大變動。

23. 結算日後事項

據附註16(ii)(a)，集團於二零零八年一月完成出售投資物業及已落成物業存貨，帶來港幣4,200萬元之出售盈利，並將於截至二零零八年六月三十日止年度之集團綜合收益表內確認。

公司資料及重要日期

董事會

胡應湘爵士 GBS, KCMG, FICE
主席
何炳章先生*
副主席及董事總經理
胡文新先生
聯席董事總經理
郭展禮先生
董事副總經理
李憲武先生•
嚴文俊先生
胡文佳先生••
胡爵士夫人郭秀萍*太平紳士*•
陸勵荃女士••
楊鑑賢先生
雷有基先生
李嘉士先生•
何榮春先生
藍利益先生••
莫仲達先生
王永霖先生
葉毓強先生••

* *亦為胡應湘爵士及胡爵士夫人郭秀萍太平紳士之候補董事*
• *非執行董事*
•• *獨立非執行董事*

審計委員會

藍利益先生*主席*
陸勵荃女士
胡文佳先生
葉毓強先生

薪酬委員會

何炳章先生*主席*
藍利益先生
陸勵荃女士

公司秘書

李業華先生

註冊辦事處

香港灣仔皇后大道東183號
合和中心64樓
電話 ：(852) 2528 4975
圖文傳真 ：(852) 2861 2068

法律顧問

胡關李羅律師行

核數師

德勤 • 關黃陳方會計師行

上市資料

香港聯合交易所有限公司
普通股(股份代號：54)

主要往來銀行+

中國農業銀行
中國銀行股份有限公司
中國銀行(香港)有限公司
交通銀行股份有限公司
東亞銀行有限公司
三菱東京UFJ銀行
法國巴黎銀行
東方匯理銀行
中信銀行股份有限公司
中國建設銀行股份有限公司
國家開發銀行
招商銀行股份有限公司
創興銀行有限公司
花旗銀行
星展銀行有限公司
加拿大出口開發公司
恒生銀行有限公司
香港上海滙豐銀行有限公司
華南商業銀行股份有限公司
中國工商銀行股份有限公司
中國工商銀行(亞洲)有限公司
澳門國際銀行
馬來亞銀行
瑞穗實業銀行
南洋商業銀行有限公司
華僑銀行
上海商業銀行有限公司
深圳發展銀行
三井住友銀行
大豐銀行有限公司
永隆銀行有限公司

\+ *名稱以英文字母次序排列*

股份登記及過戶處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716室
電話：(852) 2862 8555 圖文傳真：(852) 2529 6087

美國預託證券

CUSIP編號	439555301
交易符號	HOWWY
普通股與美國預託證券比率	1:1
託管銀行	美國花旗銀行

投資者關係

投資者關係部經理
電話：(852) 2862 5683 圖文傳真：(852) 2861 2068
電郵：ir@hopewellholdings.com

公司網址

www.hopewellholdings.com

重要日期

公佈中期業績	二零零八年二月二十八日
暫停辦理股份過戶登記	二零零八年三月十七日至 二零零八年三月二十日(包括首尾兩天在內)
派付中期股息及特別中期股息 (每普通股分別為港幣55仙及港幣55仙)	二零零八年三月二十六日

本中期報告之中文譯本與英文本如有歧異，概以英文本為準。

摘要

- 公司股權持有人之應佔溢利增長293%至港幣52.52億元或每股港幣5.84元。
- 中期股息及特別中期股息分別為每股港幣55仙及每股港幣55仙。
- 出售集團於澳門之物業發展項目已完成及所得港幣39.48億元之出售盈利已於回顧期間確認。
- 物業投資及酒店業務均錄得增長。
- 於二零零七年十二月三十一日，手頭淨現金達港幣116.05億元(集團(合和公路基建除外)：港幣53.53億元；合和公路基建(但不包括共同控制個體)：港幣62.52億元)。

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Hopewell Holdings Limited
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
Web Page : www.hopewellholdings.com

合和實業有限公司
香港皇后大道東183號
合和中心64樓
電話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
網址 : www.hopewellholdings.com

END